Filed pursuant to Rule 424(b)(3)

File No. 333-263759

SHEPHERD’S FINANCE, LLC

SUPPLEMENT NO. 2 DATED MARCH 22, 2023

TO THE PROSPECTUS DATED september 16, 2022

This document supplements, and should be read in conjunction with, the prospectus of Shepherd’s Finance, LLC (the “Company,” “we,” or “our”) dated September 16, 2022 and Supplement No.1 dated November 15, 2022. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.

The purpose of this supplement is to disclose:

●	an update regarding the status of our offering;
●	an update regarding the equity ownership in the Company;
●	our redemption of our preferred investment in BMH;
●	the reelection of Kenneth R. Summers as a manager of the Company for another three-year team;
●	an update to the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of our prospectus to include information for the year ended December 31, 2022; and
●	our audited consolidated financial statements as of December 31, 2022 and 2021 and for each of the years in the two-year period ended December 31, 2022.

Status of Our Offering

We commenced this offering of Fixed Rate Subordinated Notes (“Notes”), which is our third follow-on offering of Notes (our “Current Offering”), on September 16, 2022. As of March 20, 2023, we have issued approximately $6.13 million of Notes in our Current Offering. As of March 20, 2023, approximately $63.87 million of Notes remain available for sale to the public under our Current Offering.

We commenced our initial public offering of Notes on October 4, 2012. On September 29, 2015, we terminated our initial public offering, having issued approximately $8.25 million in Notes. We commenced our first follow-on offering of Notes (our “First Follow-on Offering”) on September 29, 2015. On March 22, 2019, we terminated our First Follow-on Offering, having issued approximately $29.99 million in Notes. We commenced our second follow-on offering of Notes (our “Second Follow-on Offering”) on March 22, 2019. On September 16, 2022, we terminated our Second Follow-on Offering, having issued approximately $34.5 million in Notes.

Update on the Equity Ownership in the Company

On March 3, 2023, we redeemed 100% of the outstanding Series B Preferred Units, constituting 19.0 units, at a redemption price of $1.9 million. In addition, we redeemed 11.78 of the Series C Preferred Units held by our CEO and his wife, at a redemption price of approximately $1.2 million.

On March 6, 2023, we issued a total of 17,371.0 Class A Common Units to the existing holders of Class A Common Units as a result of additional investments totaling approximately $1.5 million.

Redemption of the Preferred Investment in BMH

On March 6, 2023, we redeemed 100% of our ownership of Series A Preferred Units in Benjamin Marcus Homes, LLC, and converted the proceeds of approximately $0.6 million to debt under the Pennsylvania Loans.

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Reelection of Kenneth R. Summers as a Manager

On March 21, 2023, Kenneth R. Summers was reelected by our voting members to serve as a manager of the Company for an additional three-year term commencing on March 29, 2023.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(All dollar [$] amounts shown in thousands.)

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with our consolidated financial statements and the notes thereto contained elsewhere in this supplement.

Overview

We were organized in the Commonwealth of Pennsylvania in 2007 under the name 84 RE Partners, LLC and changed our name to Shepherd’s Finance, LLC on December 2, 2011. We converted to a Delaware limited liability company on March 29, 2012. Our business is focused on commercial lending to participants in the residential construction and development industry. We believe this market is underserved because of the lack of traditional lenders currently participating in the market. We are located in Jacksonville, Florida. Our operations are governed pursuant to our limited liability company agreement.

The commercial loans we extend are secured by mortgages on the underlying real estate. We extend and service commercial loans to small-to-medium sized homebuilders for the purchase of lots and/or the construction of homes thereon. In some circumstances, the lot is purchased with an older home on the lot which is then either removed or rehabilitated. If the home is rehabilitated, the loan is referred to as a “rehab” loan. We also extend and service loans for the purchase of lots and undeveloped land and the development of that land into residential building lots. In addition, we may, depending on our cash position and the opportunities available to us, do none, any or all of the following: purchase defaulted unsecured debt from suppliers to homebuilders at a discount (and then secure that debt with real estate or other collateral), purchase defaulted secured debt from financial institutions at a discount, and purchase real estate in which we will operate our business.

Economic and Industry Dynamics

During 2022, the Company continued to focus on the reduction of non-interest earning assets. As of December 31, 2022, loans classified as non-accrual were 14 or $7,177 compared to 23 or $9,526 as of December 31, 2021. In addition, as of December 31, 2022 and 2021 we had 3 foreclosed assets or $1,582 and 5 or $2,724, respectively.

The Company continues to lose interest income on assets that do not accrue interest. During the year ended December 31, 2022 the estimated loss on interest income related to impaired and foreclosed assets was $1,226. Looking ahead, we expect this to decrease as we continue to focus on the reduction through selling our remaining non-interest earning assets in 2023.

While the Company continues to face risks as it relates to the economy and the homebuilding industry, management has decided to focus on the following during 2023:

1.	Continue to decrease the balance of non-interest-bearing assets, which includes foreclosed real estate and classified non-accrual assets.
2.	While we anticipate lower loan originations in 2023 as compared to 2022, we will increase our focus on fix and flips as a percentage of sales.
3.	Lower SG&A expenses.
4.	Maintain a consistent margin, similar to our current spread.
5.	Maintain liquidity at a level sufficient for loan originations.

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During 2023, the housing market in most of the areas in which we do business will likely decline as compared to the same period of time in 2022 due to the impact of current economic conditions. While markets will probably weaken compared to where they were during 2022, we anticipate losses incurred in principal related to COVID-19 will decrease, and the lower interest income due to nonperforming assets will continue to decrease during 2023 as compared to 2022. Short term interest rates are expected to continue to rise. Mortgage rates peaked mid-2022 and have declined since. A continued rise in short term rates is likely to benefit the company as our competitors’ rates will rise faster than ours making us more competitive, but an additional rise in long term interest rates would negatively impact the housing industry as a whole, and therefore us.

Perceived Challenges and Anticipated Responses

The following is not intended to represent a comprehensive list or description of the risks or challenges facing the Company. Currently, our management is most focused on the following challenges along with the corresponding actions to address those challenges:

Perceived Challenges and Risks	Anticipated Management Actions/Response
Potential loan value-to-collateral value issues (i.e., being underwater on particular loans)	We manage this challenge by risk-rating both the geographic region and the builder, and then adjusting the loan-to-value (i.e., the loan amount versus the value of the collateral) based on risk assessments. Additionally, we collect a deposit up-front for construction loans. Despite these efforts, if values in a particular area of the country drop by 60%, we will have loaned more than the value of the collateral. We have found that the best solution to this risk is a speedy resolution of the loan, and helping the builder finish the home rapidly rather than foreclosing on the partially built home. Our experience in this area will help us limit, but not eliminate, the negative effects in the event of another economic downturn.

Concentration of loan portfolio (i.e., how many of the loans are of or with any particular type, customer, or geography)	As of December 31, 2022 and 2021, 27% and 26%, respectively, of our outstanding loan commitments consist of loans to one borrower, and the collateral is in one real estate market, Pittsburgh, Pennsylvania. Accordingly, the ultimate collectability of a significant portion of these loans is susceptible to changes in market conditions in that area. As of December 31, 2022, our next two largest customers make up 9% and 7% of our loan commitments, with loans in Cape Coral and Orlando, Florida, respectively. As of December 31, 2021, our next two largest customers made up 7% and 4% of our loan commitments, with loans in Orlando, Florida and Spokane, Washington, respectively. In the upcoming years, we plan on continuing to increase our geographic and builder diversity while continuing to focus on our residential homebuilder customers.

Not having funds available to us to service the commitments we have

As of December 31, 2022, our typical construction loan had about 69% of its loan amount outstanding on average. That means that on average, about 31% of the commitment is not loaned, usually because the house is not complete. As of December 31, 2022, unfunded commitments were $19,730, which we will fund along with our purchase and sale agreement participants. However, if we are short on cash, we could do the following:

● raise interest rates on the Notes we offer to our investors to attract new Note investments;

● sell more secured interests on our loans; or

● draw down on our lines of credit from our affiliates.

Non-payment of interest by our customers	Most of our customers pay interest on a monthly basis, and these funds are used to, among other things, pay interest on our debt monthly. While we have the liquidity to withstand some non-payment of interest, if a high percentage of our customers were not paying interest, it will impede our ability to pay our debts on time.

Nonperforming assets	As of December 31, 2022, nonperforming assets were approximately $6,526 (defined as impaired loans, net and/or loans on nonaccrual plus foreclosed assets net of reserves).

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Critical Accounting Estimates

To assist in evaluating our consolidated financial statements, we describe below the critical accounting estimates that we use. We consider an accounting estimate to be critical if: (1) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (2) changes in the estimate that are reasonably likely to occur from period to period, or use of different estimates that we reasonably could have used, would have a material impact on our consolidated financial condition or results of operations.

Loan Losses

Future losses on current loans are estimated in our financial statements. This estimate is important because it is on our largest asset (loans receivable). It is impossible to know what these losses will be, as the condition of the market cannot be determined, and specific situations with each loan are unpredictable and change constantly. Loan losses, as applicable, are accounted for both on the consolidated balance sheets and the consolidated statements of operations. On the consolidated statements of operations, management estimates the number of losses to capture during the current year. This current period amount incurred is referred to as the loan loss provision. The calculation of our allowance for loan losses, which appears on our consolidated balance sheets as a reduction to Loans receivable, net and is detailed in the notes to our financial statements, requires us to compile relevant data for use in a systematic approach to assess and estimate the number of probable losses inherent in our commercial lending operations and to reflect that estimated risk in our allowance calculations. We use the policy summarized as follows:

We establish a collective reserve for all loans which are not more than 60 days past due at the end of each quarter. This collective reserve includes both a quantitative and qualitative analysis. In addition to historical loss information, the analysis incorporates collateral value, decisions made by management and staff, percentage of aging spec loans, policies, procedures, and economic conditions.

We individually analyze for impairment all loans which are more than 60 days past are due at the end of each quarter. We also review for impairment all loans to one borrower with greater than or equal to 10% of our total committed balances. If required, the analysis includes a comparison of estimated collateral value to the principal amount of the loan.

For impaired loans, if the value determined is less than the principal amount due (less any builder deposit), then the difference is included in the allowance for loan loss. As values change, estimated loan losses may be provided for more or less than the previous period, and some loans may not need a loss provision based on payment history. For homes which are partially complete, we appraise on an as-is and completed basis and use the one that more closely aligns with our planned method of disposal for the property.

For loans greater than 12 months in age that are individually evaluated for impairment, appraisals have been prepared within the last 13 months if construction is greater than 90% complete. If construction is less than 90% complete the Company uses the latest appraisal on file. At certain times the Company may choose to use a broker’s opinions of value (“BOV”) as a replacement for an appraisal if deemed more efficient by management. Appraised values are adjusted down for estimated costs associated with asset disposal. Broker’s opinion of selling price, use currently valid sales contracts on the subject property, or representative recent actual closings by the builder on similar properties may be used in place of a broker’s opinion of value.

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Appraisers are state certified, and are selected by first attempting to utilize the appraiser who completed the original appraisal report. If that appraiser is unavailable or unreasonably expensive, we use another appraiser who appraises routinely in that geographic area. BOVs are created by real estate agents. We try to first select an agent we have worked with, and then, if that fails, we select another agent who works in that geographic area.

Currently, fair value of collateral has the potential to impact the calculation of the loan loss provision. Specifically, relevant to the allowance for loan loss reserve is the fair value of the underlying collateral supporting the outstanding loan balances. Fair value measurements are an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. Due to a rapidly changing economic market, an erratic housing market, the various methods that could be used to develop fair value estimates, and the various assumptions that could be used, determining the collateral’s fair value requires significant judgment.

December 31, 2022 Loan Loss Provision
Change in Fair Value Assumption	Higher/(Lower)
Increasing fair value of the real estate collateral by 35%*	$–
Decreasing fair value of the real estate collateral by 35%**	$3,478

* Increases in the fair value of the real estate collateral do not impact the loan loss provision, as the value generally is not “written up.”

** If the loans were nonperforming, assuming a book amount of the loans outstanding of $56,650, and the fair value of the real estate collateral on all outstanding loans was reduced by 35%.

Foreclosed Assets

Foreclosed assets, as applicable, are accounted for both on the consolidated balance sheets and the consolidated statements of operations. On the consolidated statements of operations, management estimates the amount of impairment to capture when a loan is converted to a foreclosed asset, the impairment when the value of an asset drops below the carrying amount, and any loss or gain upon final disposition of the asset. The calculation of the impairment, which appears on our consolidated balance sheets as a reduction in the asset, requires us to compile relevant data for use in a systematic approach to assess and estimate the value of the asset and therefore any required impairment thereof. We use the policy summarized as follows:

For properties which exist in the condition in which we intend to sell them, we obtain an appraisal of the assets current value. We reduce the appraised value by 10% to account for estimated selling costs. This amount is used to initially book the asset. Typically, prior to the initial booking of the foreclosed asset, the loan has already been reserved to this level. If during ownership, the value of the foreclosed asset drops, an additional impairment is recorded. For assets that need to be improved prior to sale, we adjust the portion of the appraised value related to construction improvements for the percentage of the improvements which have not yet been made.

The fair value of real estate will impact our foreclosed asset value, which is recorded at 100% of fair value (after selling costs are deducted). Fair value measurements are an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants.

December 31, 2022 Foreclosed Assets
Change in Fair Value Assumption	Higher/(Lower)
Increasing fair value of the foreclosed asset by 35%*	$–
Decreasing fair value of the foreclosed asset by 35%	$554

* Increases in the fair value of the foreclosed assets do not impact the carrying value, as the value generally is not “written up.” Those gains would be recognized at the sale of the asset. However, the increase in fair value may be recognized up to the cost basis of the foreclosed asset which was determined at the foreclosure date.

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Other Loss Contingencies

Other loss contingencies are recorded as liabilities when it is probable that a liability has been incurred and the amount of the loss is reasonably estimable. Disclosure is required when there is a reasonable possibility that the ultimate loss will exceed the recorded provision. Contingent liabilities are often resolved over long time periods. Estimating probable losses requires analysis of multiple forecasts that often depend on judgments about potential actions by third parties such as courts, arbitrators, juries, or regulators.

Accounting and Auditing Standards Applicable to “Emerging Growth Companies”

We are an “emerging growth company” under the JOBS Act. For as long as we are an “emerging growth company,” we are not required to: (1) comply with any new or revised financial accounting standards that have different effective dates for public and private companies until those standards would otherwise apply to private companies, (2) provide an auditor’s attestation report on management’s assessment of the effectiveness of internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act, (3) comply with any new requirements adopted by the Public Company Accounting Oversight Board, or the PCAOB, requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer or (4) comply with any new audit rules adopted by the PCAOB after April 5, 2012, unless the SEC determines otherwise. However, we have elected to “opt out” of the extended transition period discussed in (4), and will therefore comply with new or revised accounting standards on the applicable dates on which the adoption of such standards is required for non-emerging growth companies. Section 107 of the JOBS Act provides that our decision to opt out of such extended transition period for compliance with new or revised accounting standards is irrevocable.

Other Significant Accounting Policies

Other significant accounting policies, not involving the same level of measurement uncertainties as those discussed above, are nevertheless important to an understanding of the consolidated financial statements. Policies related to credit quality information, fair value measurements, offsetting assets and liabilities, related party transactions and revenue recognition require difficult judgments on complex matters that are often subject to multiple and recent changes in the authoritative guidance. Certain of these matters are among topics currently under re-examination or have recently been addressed by accounting standard setters and regulators. Specific conclusions have not been reached by these standard setters, and outcomes cannot be predicted with confidence. Also, see Note 2 of our consolidated financial statements, as they discuss accounting policies that we have selected from acceptable alternatives.

Consolidated Results of Operations

Key financial and operating data for the years ended December 31, 2022 and 2021 are set forth below. For a more complete understanding of our industry, the drivers of our business, and our current period results, this discussion should be read in conjunction with our consolidated financial statements, including the related notes and the other information contained in this document.

Accounting principles generally accepted in the United States of America (U.S. GAAP) require that we report financial and descriptive information about reportable segments and how these segments were determined. Our management determines the allocation and performance of resources based on operating income, net income and operating cash flows. Segments are identified and aggregated based on the products sold or services provided and the market(s) they serve. Based on these factors, management has determined that our ongoing operations are in one segment, commercial lending.

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Below is a summary of our statements of operations for the years ended December 31, 2022 and 2021:

(in thousands of dollars)	2022	2021

Net Interest Income
Interest and fee income on loans	$10,220	$7,944
Interest expense:
Interest related to secured borrowings	2,134	1,973
Interest related to unsecured borrowings	2,972	3,147
Interest expense	$5,106	$5,120

Net interest income	5,114	2,824

Less: Loan loss provision	930	588
Net interest income after loan loss provision	4,184	2,236

Non-Interest Income
Gain on sale of foreclosed assets	$101	$166
Gain on foreclosure of assets	–	67
Gain on the extinguishment of debt	–	371
Dividend income	62	–
Other income	154	-
Total non-interest income	$317	$604

Income	4,501	2,840

Non-Interest Expense
Selling, general and administrative	$2,683	$1,873
Depreciation and amortization	56	53
Loss on the sale of foreclosed assets	-	92
Loss on foreclosure	-	47
Impairment loss on foreclosed assets	2	10
Total non – Interest expense	2,741	2,075

Net income	$1,760	$765

Earned distribution to preferred equity holders	826	701

Net income attributable to common equity holders	$934	$64

Net income for the year ended December 31, 2022 increased $995 to $1,760 when compared to the same period of 2021. The increase in net income was primarily due to an increase in loan assets and decreasing the economic effects stemming from the COVID-19 pandemic, most importantly nonperforming assets and loan losses.

We had $56,650 and $46,943 in loan assets, net as of December 31, 2022 and 2021, respectively. As of December 31, 2022, we had 230 construction loans in 21 states with 66 borrowers and 20 development loans in nine states with 14 borrowers.

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Interest Spread

The following table displays a comparison of our interest income, expense, fees and spread for the years ended December 31, 2022 and 2021:

	2022		2021
Interest Income		*		*
Estimated interest income	$7,994	14%	$6,280	13%
Estimated unearned interest income due to COVID-19	(467)	(1)%	(926)	(2)%
Interest income on loans	7,527	13%	5,354	11%

Fee income on loans	3,355	6%	3,403	7%
Deferred loan fees	(662)	(1)%	(813)	(2)%
Fee income on loans, net	2,693	5%	2,590	5%

Interest and fee income on loans	10,220	18%	7,944	16%

Interest expense – secured	2,134	4%	1,973	4%
Interest expense – unsecured	2,745	5%	2,979	6%
Offering costs amortization	227	-%	168	-%
Interest expense	5,106	9%	5,120	10%
Net interest income (spread)	5,114	9%	2,824	6%

Weighted average outstanding loan asset balance	$56,893		$50,730

*Annualized amount as percentage of weighted average outstanding gross loan balance

There are three main components that can impact our interest spread:

● Difference between the interest rate received (on our loan assets) and the interest rate paid (on our borrowings). The loans we have originated have interest rates which are based on our cost of funds, with a minimum cost of funds of 7%. For most loans, the margin is fixed at 2.5%; however, for our development loans the margin is generally fixed at 7%. This component is also impacted by the lending of money with no interest cost (our equity).

Interest income on loans was 13% and 11% for the years ended December 31, 2022 and 2021, respectively. Estimated interest not earned during the year ended December 31, 2022 and 2021 due to loans impaired as a result of COVID-19 was $467 and $926, respectively.

We anticipate our standard margin to be 2.5% on all future construction loans and generally 7% on all development loans which yields a blended margin of approximately 3.5%. This 3.0% may increase because some customers run past the standard repayment time and pay a higher rate of interest after that. In 2022, the margin not including fee income was 4% vs. 1% in 2021.

● Fee income. Our construction loan fee is 5% on the amount we commit to lend, which is amortized over the expected life of each loan. When loans terminate before their expected life, the remaining fee is recognized at the termination of the loan. In 2022, we started charging an annual fee on most of our development loans which varies.

Fee income on loans before deferred loan fee adjustments decreased 1% to 6% for the year ended December 31, 2022 compared to 7% for the same period of 2021. The decrease primarily related to modification fees charged on certain loans during 2021.

Deferred loan origination fees decreased to 1% for the year ended December 31, 2022 compared to 2% for the same period of 2021. The decrease in deferred loan origination fees was primarily due to the number of closed construction and development loans, which were 192 and 227, respectively.

● Amount of nonperforming assets. Generally, we can have two types of nonperforming assets that negatively affect interest spread: loans not paying interest and foreclosed assets.

As of December 31, 2022 and 2021, we had 14 impaired loans in the aggregate amount of $7,177 and 23 impaired loans in the aggregate amount of $9,526 that were not paying interest, respectively. Non-performing assets not related to the impact of COVID-19 were $3,842 of the $7,177 for 2022 and $2,914 of the $9,526 for 2021

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Foreclosed assets do not provide a monthly interest return. As of December 31, 2022 and 2021, foreclosed assets were $1,582 and $2,724, respectively, which resulted in a negative impact on our interest spread in both years.

The amount of nonperforming assets is expected to decrease as we continue to sell our non-interest earning assets during the first half of 2023 compared to the same period in 2022.

Loan Loss Provision

Loan loss provision (expense throughout the year) was $930 and $588 for the years ended December 31, 2022 and 2021, respectively. Due to the changes in economic conditions during 2022, we revised the calculation of our loan loss provision which resulted in an increase in reserve across all loan types. As a result, while the percentage of nonperforming loans went down, the reserve increased.

The allowance for loan losses at December 31, 2022 was $2,527 which primarily consisted of $294 for loans without specific reserves, $246 for loans with specific reserves and $1,987 for specific reserves due to the impact of COVID-19. During the year ended December 31, 2022, we incurred $451 in direct charge offs.

The allowance for loan losses at December 31, 2021 was $2,048 which primarily consisted of $163 for loans without specific reserves, $342 for loans with specific reserves, $60 for special mention loans and $1,483 for specific reserves due to the impact of COVID-19. During the year ended December 31, 2021, we incurred $509 in direct charge offs.

Non-Interest Income

Gain on Sale of Foreclosed Assets

During the years ended December 31, 2022 and 2021, we recognized $101 and $166, respectively, as a gain on the sale of foreclosed assets which related to the sale of two and six foreclosed assets during 2022 and 2021, respectively.

Dividend Income

During January 2021, we invested $500 in Series A Preferred Units in Benjamin Marcus Homes, LLC. During the year ended December 31, 2022 and 2021, $62 and $0 of dividend income was recognized related to the Series A Preferred Units investment, respectively. See Note 14, Subsequent Events, to our consolidated financial statements.

Other Income

During the year ended December 31, 2022, we consulted for two of our construction and development loan customers which included accounting guidance and recognized $154 in other income. No consulting services were performed during the year ended December 31, 2021. We anticipate to continue our consulting services to our customers on an as needed basis during 2023.

Gain on Foreclosure of Assets

During the years ended December 31, 2022 and 2021, we recognized $0 and $67, respectively, as a gain on the foreclosure of assets. We transferred one loan receivable asset to foreclosed assets for both years ended December 31, 2022 and 2021. The transfer for the year ended December 31, 2021 resulted in a gain.

Gain on the Extinguishment of Debt

During April 2020, the Company received a grant under the Economic Injury Disaster Loan Emergency Advance (the “EIDL Advance”) of $10 which was used for payroll and other certain operating expenses. In February 2021, the full EIDL Advance of $10 and accrued interest were forgiven by the U.S. Small Business Administration.

During February 2021, the Company received their second draw of the Paycheck Protection Program (“PPP”) loan created under the Coronavirus Aid, Relief, and Economic Security Act for $316 which was used to cover payroll and certain other identified costs. During August 2021, the full amount of the PPP loan was forgiven.

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Non-Interest Expense

Selling, General and Administrative (“SG&A”) Expenses

The following table displays our SG&A expenses for the years ended December 31, 2022 and 2021:

	2022	2021
Selling, general and administrative expenses
Legal and accounting	$244	$166
Salaries and related expenses	1,611	819
Board related expenses	103	99
Advertising	134	65
Rent and utilities	74	53
Loan and foreclosed asset expenses	163	348
Travel	167	154
Other	187	169
Total SG&A	$2,683	$1,873

SG&A expenses increased $810 to $2,683 for the year ended December 31, 2022 compared to $1,873 for the same period of 2021 due primarily to salaries and related expense. Salaries and related expenses increased $792 to $1,611 for the year ended December 31, 2022 compared to $819 for the same period of 2021, due primarily to:

●	Profit share expense was $373 and $88 for the year ended December 31, 2022 and 2021, respectively;
●	Employee retention credits and tax refunds were $0 and $328 for the year ended December 31, 2022 and 2021, respectively; and
●	Deferred loan origination salaries expenses were $664 and $765 for the year ended December 31, 2022 and 2021, respectively.

Impairment Loss on Foreclosed Assets

During the year ended December 31, 2022 and 2021, we recognized $2 and $10 as a loss on impairment of foreclosed assets, respectively.

Loss on the Sale of Foreclosed Assets

During the years ended December 31, 2022 and 2021, we recognized $0 and $92 as loss on the sale of one and seven foreclosed assets, respectively.

Loss on Foreclosure of Assets

During the years ended December 31, 2022 and 2021, we recognized $0 and $47 as a loss on foreclosure of assets. We transferred one loan receivable asset to foreclosed assets during both years ended December 31, 2022 and 2021.

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Consolidated Financial Position

Cash, Cash Equivalents and Restricted Cash

We try to avoid borrowing on our lines of credit from affiliates. To accomplish this, we must carry some cash for liquidity. This amount generally grows as our Company grows. As of December 31, 2022 and 2021, our cash was $2,996 and $3,755, respectively, and our restricted cash was $1,200 and $0, respectively.

During 2022, we received two deposits for one of our sold real estate assets which was deemed restricted until construction is completed on the home was complete. See our Liquidity and Capital Resources section for more information.

Loans Receivable

Commercial Loans – Construction Loan Portfolio Summary

State	Number of Borrowers	Number of Loans	Value of Collateral(1)	Commitment Amount	Gross Amount Outstanding	Loan to Value Ratio(2)		Loan Fee
Arizona	1	2	$767	$537	$362	70%		5%
Connecticut	2	5	2,045	1,463	1,365	72%		5%
Delaware	1	3	1,035	725	523	70%		5%
Florida	19	113	42,605	30,573	21,155	72%		5%
Georgia	5	6	3,116	1,798	919	58%		5%
Illinois	1	1	1,245	747	586	60%		5%
Louisiana	2	4	975	628	457	64%		5%
Maryland	1	2	958	671	232	70%		5%
Michigan	3	5	1,437	1,003	979	70%		5%
New Jersey	1	5	3,127	2,259	2,769	72%		5%
New York	1	1	740	500	500	68%		5%
North Carolina	6	15	7,067	4,143	2,676	59%		5%
Ohio	2	4	1,178	831	775	71%		5%
Oregon	1	1	550	385	368	70%		5%
Pennsylvania	1	17	20,132	14,016	9,831	70%		5%
South Carolina	10	27	7,525	5,133	3,582	68%		5%
Tennessee	3	4	1,554	977	799	63%		5%
Texas	2	4	3,118	2,039	1,828	65%		5%
Utah	1	1	900	720	719	80%		5%
Virginia	2	3	924	646	213	70%		5%
Washington	1	7	3,995	2,732	2,158	54%		5%
Total	66	230	$104,993	$72,526	$52,796	69	%(3)	5%

(1)	The value is determined by the appraised value.

(2)	The loan to value ratio is calculated by taking the commitment amount and dividing by the appraised value.

(3)	Represents the weighted average loan to value ratio of the loans.

11

The following is a summary of our loan portfolio to builders for home construction loans as of December 31, 2021:

State	Number of Borrowers	Number of Loans	Value of Collateral(1)	Commitment Amount	Gross Amount Outstanding	Loan to Value Ratio(2)		Loan Fee
Arizona	2	3	$995	$697	$390	70%		5%
Connecticut	2	4	1,535	1,084	719	71%		5%
Delaware	1	6	5,960	2,387	1,817	40%		5%
Florida	18	88	28,922	21,787	13,649	75%		5%
Georgia	2	2	1,130	631	366	56%		5%
Illinois	2	2	1,890	1,199	627	63%		5%
Indiana	1	1	624	436	347	70%		5%
Louisiana	2	3	590	387	125	66%		5%
Michigan	2	12	3,431	2,586	2,299	75%		5%
New Jersey	1	7	2,382	1,910	1,664	80%		5%
New York	1	1	525	378	305	72%		5%
North Carolina	8	14	7,141	4,349	2,105	61%		5%
Ohio	2	9	2,929	2,132	1,105	73%		5%
Oregon	2	2	923	646	440	70%		5%
Pennsylvania	2	20	21,867	13,487	10,078	62%		5%
South Carolina	10	32	8,353	5,793	3,579	69%		5%
Tennessee	2	2	940	582	319	62%		5%
Texas	2	5	2,873	1,750	549	61%		5%
Virginia	3	3	1,140	765	519	67%		5%
Washington	1	8	4,785	3,022	2,104	63%		5%
Total	66	224	$98,935	$66,008	$43,106	67	%(3)	5%

(1)	The value is determined by the appraised value.

(2)	The loan to value ratio is calculated by taking the commitment amount and dividing by the appraised value.

(3)	Represents the weighted average loan to value ratio of the loans.

Commercial Loans – Real Estate Development Loan Portfolio Summary

The following is a summary of our loan portfolio to builders for land development as of December 31, 2022:

States	Number of Borrowers	Number of Loans	Value of Collateral(1)	Commitment Amount(2)	Gross Amount Outstanding(5)	Loan to Value Ratio(3)		Interest Spread
Connecticut	1	1	$150	$180	$81	54%		7%
Delaware	1	1	543	147	147	27%		7%
Florida	4	4	175	1,196	(117)	(67)%		7%
Georgia	1	1	60	24	24	40%		7%
New Jersey	1	2	100	52	51	51%		7%
North Carolina	1	1	625	500	500	80%		7%
Pennsylvania	1	5	16,664	8,500	6,153	37%		varies
South Carolina	3	4	1,401	1,386	1,367	98%		7%
Texas	1	1	-	125	(28)	100%		7%
Total	14	20	$19,718	$12,110	$8,178	41	%(4)	7%

(1)	The value is determined by the appraised value adjusted for remaining costs to be paid and third-party mortgage balances. Part of this collateral is $1,900 of preferred equity in our Company. In the event of a foreclosure on the property securing these loans, the portion of our collateral that is preferred equity in our Company might be difficult to sell, which could impact our ability to eliminate the loan balance.

(2)	The commitment amount does not include unfunded letters of credit.

(3)	The loan to value ratio is calculated by taking the outstanding amount and dividing by the appraised value calculated as described above.

(4)	Represents the weighted average loan to value ratio of the loans.

(5)	Gross Amount Outstanding credit balances are due to deposits on account.

12

The following is a summary of our loan portfolio to builders for land development as of December 31, 2021:

States	Number of Borrowers	Number of Loans	Value of Collateral(1)	Commitment Amount(2)	Gross Amount Outstanding	Loan to Value Ratio(3)		Interest Spread
Pennsylvania	1	4	$9,312	$6,500	$6,103	66%		varies
Florida	5	5	816	1,297	611	75%		7%
Texas	1	1	70	125	77	110%		7%
Connecticut	1	1	350	180	180	51%		7%
Delaware	1	1	543	147	147	27%		7%
South Carolina	3	3	1,373	846	539	39%		7%
Total	12	15	$12,464	$9,095	$7,657	61	%(4)	7%

(1)	The value is determined by the appraised value adjusted for remaining costs to be paid and third-party mortgage balances. Part of this collateral is $1,720 of preferred equity in our Company. In the event of a foreclosure on the property securing these loans, the portion of our collateral that is preferred equity in our Company might be difficult to sell, which could impact our ability to eliminate the loan balance.

(2)	The commitment amount does not include unfunded letters of credit.

(3)	The loan to value ratio is calculated by taking the outstanding amount and dividing by the appraised value calculated as described above.

(4)	Represents the weighted average loan to value ratio of the loans.

Financing receivables are comprised of the following:

	December 31, 2022	December 31, 2021

Loans receivable, gross	$60,974	$50,763
Less: Deferred loan fees	(1,264)	(1,143)
Less: Deposits	(839)	(934)
Plus: Deferred origination costs	306	305
Less: Allowance for loan losses	(2,527)	(2,048)

Loans receivable, net	$56,650	$46,943

Roll forward of combined loans:

	December 31, 2022	December 31, 2021

Beginning balance	$46,943	$46,405
Originations and modifications	59,408	45,395
Principal collections	(49,658)	(44,290)
Transferred from loans receivables, net	(556)	(791)
Transferred to loans receivables, net	1,017	–
Change in builder deposit	95	403
Change in allowance for loan losses	(479)	(80)
Change in loan fees, net	(120)	(99)

Ending balance	$56,650	$46,943

13

Credit Quality Information

Finance Receivables – By risk rating:

	December 31, 2022	December 31, 2021

Pass	$49,955	$38,893
Special mention	3,842	2,344
Classified – accruing	–	–
Classified – nonaccrual	7,177	9,526

Total	$60,974	$50,763

Finance Receivables – Method of impairment calculation:

	December 31, 2022	December 31, 2021

Performing loans evaluated individually	$15,984	$16,495
Performing loans evaluated collectively	37,813	24,742
Non-performing loans without a specific reserve	1,096	596
Non-performing loans with a specific reserve	6,081	8,930

Total evaluated collectively for loan losses	$60,974	$50,763

At December 31, 2022 and 2021, there were no loans acquired with deteriorated credit quality.

The following is a summary of our impaired non-accrual commercial construction loans as of December 31, 2022 and 2021:

	December 31, 2022	December 31, 2021

Unpaid principal balance (contractual obligation from customer)	$7,628	$10,035
Charge-offs and payments applied	(451)	(509)
Gross value before related allowance	7,177	9,526
Related allowance	(2,233)	(1,825)
Value after allowance	$4,944	$7,701

Below is an aging schedule of loans receivable as of December 31, 2022, on a recency basis:

	No. Loans	Unpaid Balances	%
Current loans (current accounts and accounts on which more than 50% of an original contract payment was made in the last 59 days)	236	$53,797	88.2%
60-89 days	4	2,570	4.2%
90-179 days	–	–	–%
180-269 days	3	528	0.9%
>270 days	7	4,079	6.7%

Subtotal	250	$60,974	100.0%

Interest only accounts (Accounts on which interest, deferment, extension and/or default charges were received in the last 60 days)	–	$–	–%

Partial Payment accounts (Accounts on which the total received in the last 60 days was less than 50% of the original contractual monthly payment. “Total received” to include interest on simple interest accounts, as well as late charges on deferment charges on pre-computed accounts.)	–	$–	–%

Total	250	$60,974	100.0%

14

Below is an aging schedule of loans receivable as of December 31, 2021, on a recency basis:

	No. Loans	Unpaid Balances	%
Current loans (current accounts and accounts on which more than 50% of an original contract payment was made in the last 59 days)	216	$41,238	81.2%
60-89 days	1	203	0.4%
90-179 days	10	2,058	4.1%
180-269 days	1	392	0.8%
>270 days	11	6,872	13.5%

Subtotal	239	$50,763	100%

Interest only accounts (Accounts on which interest, deferment, extension and/or default charges were received in the last 60 days)	-	$-	-%

Partial Payment accounts (Accounts on which the total received in the last 60 days was less than 50% of the original contractual monthly payment. “Total received” to include interest on simple interest accounts, as well as late charges on deferment charges on pre-computed accounts.)	-	$-	-%

Total	239	$50,763	100%

Below is an aging schedule of loans receivable as of December 31, 2022, on a contractual basis:

	No. Loans	Unpaid Balances	%
Contractual Terms - All current Direct Loans and Sales Finance Contracts with installments past due less than 60 days from due date.	236	$53,797	88.2%
60-89 days	4	2,570	4.2%
90-179 days	–	–	–%
180-269 days	3	528	0.9%
>270 days	7	4,079	6.7%

Subtotal	250	$60,974	100.0%

Interest only accounts (Accounts on which interest, deferment, extension and/or default charges were received in the last 60 days)	–	$–	–%

Partial Payment accounts (Accounts on which the total received in the last 60 days was less than 50% of the original contractual monthly payment. “Total received” to include interest on simple interest accounts, as well as late charges on deferment charges on pre-computed accounts.)	–	$–	–%

Total	250	$60,974	100.0%

Below is an aging schedule of loans receivable as of December 31, 2021, on a contractual basis:

	No. Loans	Unpaid Balances	%
Contractual Terms - All current Direct Loans and Sales Finance Contracts with installments past due less than 60 days from due date.	216	$41,238	81.2%
60-89 days	1	203	0.4%
90-179 days	10	2,058	4.1%
180-269 days	1	392	0.8%
>270 days	11	6,872	13.5%

Subtotal	239	$50,763	100%

Interest only accounts (Accounts on which interest, deferment, extension and/or default charges were received in the last 60 days)	-	$-	-%

Partial Payment accounts (Accounts on which the total received in the last 60 days was less than 50% of the original contractual monthly payment. “Total received” to include interest on simple interest accounts, as well as late charges on deferment charges on pre-computed accounts.)	-	$-	-%

Total	239	$50,763	100%

15

Foreclosed Assets

Roll forward of foreclosed assets for the years ended December 31, 2022 and 2021:

	December 31, 2022	December 31, 2021
Beginning balance	$2,724	$4,449
Transferred from loans receivables, net	556	791
Transferred to loans receivables, net	(1,017)	-
Additions for construction/development	316	818
Sale proceeds	(1,096)	(3,418)
Loss on foreclosure	-	(47)
Loss on sale of foreclosed assets	-	(92)
Gain on foreclosure	-	67
Gain on sale of foreclosed assets	101	166
Impairment loss on foreclosed assets	(2)	(10)
Ending balance	$1,582	$2,724

During the year ended December 31, 2022 and 2021 we reclassed 1 and 2 loan receivable, net assets to foreclosed assets, respectively.

Real Estate Investments

During June 2020, we acquired four lots from a borrower in exchange for the transfer of loans secured by those lots. We extinguished the principal balance for the loans on the lots in the amount of $640 and in addition, paid a $500 management fee for the development of homes on the lots. The management fee was paid through reducing the principal balance on a current loan receivable with the borrower. Two of the four homes sold during 2022 and the others have sales contracts which will finalize once the construction on the homes are complete.

The following table is a roll forward of real estate investment assets:

	December 31, 2022	December 31, 2021

Beginning balance	$1,651	$1,181
Proceeds from sale of real estate investments	(1,647)	–
Deposits from real estate investments	(1,570)	(200)
Additions for construction/development	2,226	670
Ending balance	$660	$1,651

Customer Interest Escrow

The Pennsylvania Loans call for a funded interest escrow account which was initially funded with proceeds from the Pennsylvania Loans. The initial funding on that interest escrow was $450. The balance as of December 31, 2022 and 2021 was $646 and $203, respectively. To the extent the balance is available in the interest escrow, interest due on certain loans is deducted from the interest escrow on the date due. The interest escrow is increased by 20% of lot payoffs on the same loans, and by interest and/or distributions on a loan in which we are the borrower and Investor’s Mark Acquisitions, LLC is the lender and on the Series B preferred equity. All of these transactions are noncash to the extent that the total escrow amount does not need additional funding.

We had 18 and 47 other loans active as of December 31, 2022 and 2021, respectively, which also had interest escrows. The cumulative balance of all interest escrows other than the Pennsylvania Loans was $120 and $276 as of December 31, 2022 and 2021, respectively.

16

Roll forward of interest escrow for the years ended December 31, 2022 and 2021:

	2021	2020

Beginning balance	$479	$510
Preferred equity dividends	180	230
Additions from Pennsylvania Loans	1,218	513
Additions from other loans	301	720
Interest, fees, principal or repaid to borrower	(1,412)	(1,494)

Ending balance	$766	$479

Secured Borrowings

Loan Purchase and Sale Agreements

We have two loan purchase and sale agreements where we are the seller of portions of loans we create. The two purchasers are Builder Finance, Inc. (“Builder Finance”) and S.K. Funding, LLC (“S.K. Funding”). Generally, the purchasers buy between 50% and 75% of each loan sold. They receive interest rates ranging from our cost of funds to the interest rate charged to the borrower (interest rates were between 6% and 11% for both 2022 and 2021). The purchasers generally do not receive any of the loan fees we charge. We have the right to call some of the loans sold, with some restrictions. Once sold, the purchaser must fund their portion of the loans purchased. We service the loans. Also, there are limited put options in some cases, whereby the purchaser can cause us to repurchase a loan. The loan purchase and sale agreements are recorded as secured borrowings.

In March 2018, we entered into the Seventh Amendment (the “Seventh Amendment”) to our Loan Purchase and Sale Agreement with S.K. Funding. The purpose of the Seventh Amendment was to allow S.K. Funding to purchase a portion of the Pennsylvania Loans.

The timing of the Company’s principal and interest payments to S.K. Funding under the Seventh Amendment, and S.K. Funding’s obligation to fund the Pennsylvania Loans, vary depending on the total principal amount of the Pennsylvania Loans outstanding at any time, as follows:

●	If the total principal amount exceeds $1,000, S.K. Funding must fund the amount between $1,000 and less than or equal to $4,500.
●	If the total principal amount is less than $4,500, then the Company will also repay S.K. Funding’s principal as principal payments are received on the Pennsylvania Loans from the underlying borrowers in the amount by which the total principal amount is less than $4,500 until S.K. Funding’s principal has been repaid in full.
●	The interest rate accruing to S.K. Funding under the Seventh Amendment is 10.5% calculated on a 365/366-day basis.

The Seventh Amendment had a term of 24 months and automatically renews for additional six-month terms unless either party gives written notice of its intent not to renew at least six months prior to the end of a term. S.K. Funding will have a priority position as compared to the Company in the case of a default by any of the borrowers.

In April 2021, we entered into the Eleventh Amendment (the “Eleventh Amendment”) to our Loan Purchase and Sale Agreement with S.K. Funding. The purpose of the Eleventh Amendment was to allow a principal increase to $2,000 from the original $1,000 in the Tenth Amendment dated January 2019. In addition, if the collateral value drops then an unsecured portion or $400 may be used until the collateral is increased back to $2,000.

The Eleventh Amendment has a term of 12 months and automatically renews for additional six-month terms unless either party gives written notice of its intent not to renew at least five months prior to the end of a term. S.K. Funding will have a priority position as compared to the Company in the case of a default by any of the borrowers.

17

Lines of Credit

Lines of Credit with Mr. Wallach and His Affiliates

During June 2018, we entered into the First Amendment to the line of credit with our Chief Executive Officer and his wife (the “Wallach LOC”) which modified the interest rate on the Wallach LOC to generally equal the prime rate plus 3%. The interest rate for the Wallach LOC was 10.50% and 6.25% as of December 31, 2022 and 2021, respectively. As of December 31, 2022, and 2021, the amount outstanding pursuant to the Wallach LOC was $0. The maximum amount outstanding on the Wallach LOC is $1,250 and the loan is a demand loan.

During June 2018, we also entered into the First Amendment to the line of credit with the 2007 Daniel M. Wallach Legacy Trust, which is our CEO’s trust (the “Wallach Trust LOC”) which modified the interest rate on the Wallach Trust LOC to generally equal the prime rate plus 3%. The interest rate for this borrowing was 10.50% and 6.25% as of December 31, 2022 and 2021, respectively. There were no amounts borrowed against the Wallach Trust LOC as of December 31, 2022 and 2021. The maximum amount outstanding on the Wallach Trust LOC is $250 and the loan is a demand loan.

Line of Credit with William Myrick

During June 2018, we entered into a line of credit agreement (the “Myrick LOC Agreement”) with our Executive Vice President (“EVP”), William Myrick. Pursuant to the Myrick LOC Agreement, Mr. Myrick provides us with a line of credit (the “Myrick LOC”) with the following terms:

●	Principal not to exceed $1,000;
●	Secured by a lien against all of our assets;
●	Cost of funds to us of prime rate plus 3%; and
●	Due upon demand.

As of December 31, 2022 and 2021, the amount outstanding pursuant to the Myrick LOC was $35 and $859, respectively. For the years ended December 31, 2022 and 2021, interest expense was $24 and $6, respectively.

Line of Credit with Shuman

During July 2017, we entered into a line of credit agreement (the “Shuman LOC Agreement”) with Steven K. Shuman, which is now held by Cindy K. Shuman. Pursuant to the Shuman LOC Agreement, Shuman provides us with a revolving line of credit (the “Shuman LOC”) with the following terms:

●	Principal not to exceed $1,325;
●	Secured with assignments of certain notes and mortgages;
●	Cost of funds to us of 10%; and
●	Due in July 2023, but will automatically renew for additional 12-month periods, unless either party gives notice to not renew.

As of December 31, 2022 and 2021, the amount outstanding pursuant to the Shuman LOC was $125. Interest expense was $13 and $77 for the years ended December 31, 2022 and 2021, respectively.

Line of Credit with Swanson

During December 2018, we entered into a Master Loan Modification Agreement (the “Swanson Modification Agreement”) with Paul Swanson which modified the line of credit agreement between us and Mr. Swanson dated October 23, 2017. Pursuant to the Swanson Modification Agreement, Mr. Swanson provides us with a revolving line of credit (the “Swanson LOC”) with the following terms:

●	Principal not to exceed $7,000;
●	Secured with assignments of certain notes and mortgages;
●	Cost of funds to us of 6%; and
●	Due in July 2023, but will automatically renew for additional 12-month periods, unless either party gives notice to not renew.

The Swanson LOC was fully borrowed as of December 31, 2022 and 2021. Interest expense was $500 and $619 for the years ended December 31, 2022 and 2021, respectively.

During December 2021, the full Swanson LOC was assigned to Judith Swanson, as trustee of a trust.

18

New Lines of Credit

During 2020 and 2019, we entered into one and four line of credit agreements, respectively (the “New LOC Agreements”). Pursuant to the New LOC Agreements, the lenders provide us with revolving lines of credit with the following terms:

●	Principal not to exceed $6,063;
●	Secured with assignments of certain notes and mortgages; and
●	Terms generally allow the lenders to give one month notice after which the principal balance of a New LOC Agreement will reduce to a zero over the next six months.

The total balance of the New LOC Agreements was $2,790 and $2,909 as of December 31, 2022 and 2021, respectively. Interest expense was $287 and $262 for the year ended December 31, 2022 and 2021, respectively.

Mortgage Payable

During January 2018, we entered into a commercial mortgage on our office building with the following terms:

●	Principal not to exceed $660;
●	Interest rate at 5.07% per annum based on a year of 360 days; and
●	Due in January 2033.

The principal amount of the Company’s commercial mortgage was $587 and $604 as of December 31, 2022 and 2021, respectively. For the years ended December 31, 2022 and 2021, interest expense was $31 and $32 respectively.

Community Loan

During June 2020, we entered into a business loan agreement with Community Bank (“Community Loan”) with the following terms:

●	Principal not to exceed $362;
●	First principal payment due July 2023;
●	Secured by certain of our foreclosed assets;
●	Interest rate at 3.8% per annum based on a year of 360 days; and
●	Due in July 2025.

During October 2022, we paid off the Community Loan, and the loan was terminated. The principal balance at payoff was $217. Interest expense for the years ended December 31, 2022 and 2021 was $10 and $11, respectively.

Secured Deferred Financing Costs

The Company had secured deferred financing costs of $4 and $7 as of December 31, 2022 and 2021, respectively.

Secured Borrowings Secured by Loan Assets

Borrowings secured by loan assets are summarized below:

	December 31, 2022		December 31, 2021
	Book Value of Loans which Served as Collateral	Due from Shepherd’s Finance to Loan Purchaser or Lender	Book Value of Loans which Served as Collateral	Due from Shepherd’s Finance to Loan Purchaser or Lender
Loan Purchaser
Builder Finance	$8,232	$6,065	$4,847	$2,969
S.K. Funding	9,049	7,100	8,084	5,500

Lender
Shuman	724	125	566	125
Jeff Eppinger	2,761	1,500	3,328	1,500
R. Scott Summers	1,334	728	1,475	847
John C. Solomon	1,172	563	1,139	563
Swanson	9,571	6,473	9,803	6,841

Total	$32,843	$22,554	$29,242	$18,345

19

Unsecured Borrowings

Unsecured Notes through the Public Offering (“Notes Program”)

The effective interest rate on borrowings through our Notes Program at December 31, 2022 and December 31, 2021 was 8.60% and 9.28%, respectively, not including the amortization of deferred financing costs.

We generally offer four durations at any given time, ranging from 12 to 48 months from the date of issuance. Our fourth public notes offering, which was declared effective on September 16, 2022, includes a mandatory early redemption option on all Notes, provided that the proceeds are reinvested. In our historical offerings, there were limited rights of early redemption. Our 36-month Note sold in our third public notes offering had a mandatory early redemption option, subject to certain conditions.

The following table is a roll forward of our Notes Program:

	December 31, 2022	December 31, 2021

Gross notes outstanding, beginning of period	$20,636	$21,482
Notes issued	7,245	7,876
Note repayments / redemptions	(6,305)	(8,722)

Gross Notes outstanding, end of period	21,576	20,636

Less deferred financing costs, net	(367)	(367)

Notes outstanding, net	$21,209	$20,269

The following is a roll forward of deferred financing costs:

	December 31, 2022	December 31, 2021

Deferred financing costs, beginning balance	$1,061	$942
Additions	223	119
Disposals	(449)	-
Deferred financing costs, ending balance	$835	$1,061
Less accumulated amortization	(468)	(694)
Deferred financing costs, net	$367	$367

20

The following is a roll forward of the accumulated amortization of deferred financing costs:

	December 31, 2022	December 31, 2021

Accumulated amortization, beginning balance	$694	$526
Additions	223	168
Disposals	(449)	-
Accumulated amortization, ending balance	$468	$694

Other Unsecured Debts

Our other unsecured debts are detailed below:

			Principal Amount Outstanding as of
Loan	Maturity Date	Interest Rate(1)	December 31, 2022	December 31, 2021
Unsecured Note with Seven Kings Holdings, Inc.	Demand(2)	9.5%	$500	$500
Unsecured Line of Credit from Swanson	July 2023	10.0%	527	159
Unsecured Line of Credit from Builder Finance, Inc.	January 2023	10.0%	750	750
Subordinated Promissory Note	April 2024	10.0%	100	100
Subordinated Promissory Note	August 2022	11.0%	-	200
Subordinated Promissory Note	February 2023	10.0%	600	600
Subordinated Promissory Note	June 2023	10.0%	400	400
Subordinated Promissory Note	March 2024	9.75%	500	-
Subordinated Promissory Note	December 2022	5.0%	-	3
Subordinated Promissory Note	December 2023	11.0%	20	20
Subordinated Promissory Note	February 2024	11.0%	20	20
Subordinated Promissory Note	January 2025	10.0%	15	15
Subordinated Promissory Note	January 2026	8.0%	10	-
Subordinated Promissory Note	November 2023	9.5%	200	200
Subordinated Promissory Note	October 2024	10.0%	700	700
Subordinated Promissory Note	December 2024	10.0%	100	100
Subordinated Promissory Note	April 2025	10.0%	202	202
Subordinated Promissory Note	July 2023	8.0%	100	100
Subordinated Promissory Note	July 2024	5.0%	-	1,500
Subordinated Promissory Note	September 2023	7.0%	94	94
Subordinated Promissory Note	October 2023	7.0%	100	100
Subordinated Promissory Note	December 2025	8.0%	180	180
Senior Subordinated Promissory Note	March 2026(3)	8.0%	375	334
Senior Subordinated Promissory Note	August 2026	8.0%	290	-
Senior Subordinated Promissory Note	July 2026(4)	1.0%	740	-
Senior Subordinated Promissory Note	July 2026(4)	20.0%	460	-
Senior Subordinated Promissory Note	October 2024(4)	1.0%	720	720
Junior Subordinated Promissory Note	October 2024(4)	20.0%	447	447

Senior Subordinated Promissory Note	April 2024	10.0%	750	-
			$8,900	$7,444

(1)	Interest rate per annum, based upon actual days outstanding and a 365/366-day year.

(2)	Due six months after lender gives notice.

(3)	Lender may require us to repay $20 of principal and all unpaid interest with 10 days’ notice.

(4)	These notes were issued to the same holder and, when calculated together, yield a blended rate of 11% per annum.

21

Priority of Borrowings

The following table displays our borrowings and a ranking of priority. The lower the number, the higher the priority:

	Priority Rank	December 31, 2022	December 31, 2021
Borrowing Source
Purchase and sale agreements and other secured borrowings	1	$23,142	$19,165
Secured line of credit from affiliates	2	35	859
Unsecured line of credit (senior)	3	1,250	1,250
Other unsecured debt (senior subordinated)	4	1,094	1,053
Unsecured Notes through our public offering, gross	5	21,576	20,636
Other unsecured debt (subordinated)	5	6,109	4,693
Other unsecured debt (junior subordinated)	6	447	447

Total		$53,653	$48,103

Liquidity and Capital Resources

Our primary liquidity management objective is to meet expected cash flow needs while continuing to service our business and customers. As of December 31, 2022, and 2021, we had combined loans outstanding of 250 and 239, respectively. Gross loans outstanding were $60,974 and $50,763 as of December 31, 2022 and 2021, respectively.

Our net cash provided by operating activities increased $3,142 to $4,691 as of December 31, 2022 compared to $1,549 for the same period of 2021. The increase was primarily due to the following:

●	Higher net income which was $1,760 for the period ended December 31, 2022 compared to $765 for the same period of 2021;
●	Higher provision for loan losses which was $930 for the period ended December 31,2022 compared to $588 for the same period of 2021;
●	Gain on extinguishment of debt was $0 for the period ended December 31, 2022 compared to $371 for the same period of 2021;
●	Higher other assets which were $197 as of December 31, 2022 compared to $(133) compared to the same period of 2021; and
●	Higher accrued interest payable which was $1,114 as of December 31, 2022 compared to $716 compared to the same period of 2021.

22

Unfunded commitments to extend credit, which have similar collateral, credit and market risk to our outstanding loans, were $19,730 and $22,902 as of December 31, 2022 and 2021, respectively. As of December 31, 2022, other than unfunded commitments, we had no off-balance sheet transactions, nor do we currently have any such arrangements or obligations.

We anticipate lower originations and payoffs during the 12 months ending December 31, 2023 compared to the year ended December 21, 2022 due primarily to the current economic decline in housing market activity.

To fund our combined loans, we rely on secured debt, unsecured debt, and equity, which are described in the following table:

Source of Liquidity	As of December 31, 2022	As of December 31, 2021
Secured debt, net of deferred financing costs	$23,173	$20,016
Unsecured debt, net of deferred financing costs	$30,110	$27,713
Equity*	$7,805	$6,604
Cash, cash equivalents and restricted cash	$4,196	$3,735

* Equity includes Members’ Capital and Redeemable Preferred Equity.

As of December 31, 2022 and 2021, cash, cash equivalents and restricted cash was $4,196 and $3,735, respectively. Secured debt, net of deferred financing costs increased $3,157 to $23,173 as of December 31, 2022 compared to $20,016 for the same period of 2021. The increase in secured debt was due primarily to borrowings pursuant to our loan purchase and sale agreements. However, we anticipate secured debt to decrease as our loan receivable balances decrease.

Unsecured debt, net of deferred financing costs increased $2,397 to $30,110 as of December 31, 2022 compared to $27,713 for the same period of 2021. The increase in unsecured debt primarily related to unsecured notes sold outside of our Notes Program.

We borrowed approximately $361 during February 2021, pursuant to the PPP, which was to cover payroll and other identified costs. During August 2021, the full principal amount of the PPP loans and the accrued interest were forgiven by the U.S. Small Business Administration.

During April 2020, the Company received an EIDL Advance of $10 which was used for payroll and other certain operating expenses. In February 2021, the full EIDL Advance of $10 and accrued interest were forgiven by the U.S. Small Business Administration.

Equity increased $1,201 to $7,805 as of December 31, 2022 compared to $6,604 for the same period of 2021. The increase was due primarily to Series C cumulative preferred equity and Class A common equity. As of December 31, 2022, Series C cumulative preferred equity increased $711 to $5,725 compared to $5,014 for the same period of 2021. The increase in Class A common equity was $310 to $180 compared to $(130) for the same period of 2021.

We anticipate an increase in our common equity and an offsetting decrease in our preferred equity during the 12 months subsequent to December 31, 2022. If we are not able to maintain our equity, we will rely more heavily on raising additional funds through the Notes Program.

The total amount of our debt maturing through year ending December 31, 2023 is $30,977, which consists of secured borrowings of $22,607 and unsecured borrowings of $8,370.

23

Secured borrowings maturing through the year ending December 31, 2022 significantly consists of loan purchase and sale agreements with two loan purchasers (Builder Finance and S. K. Funding) and six lenders. These secured borrowings are listed as maturing over the next 12 months due primarily to their related demand loan collateral. The following are secured facilities listed as maturing in 2023 with actual maturity and renewal dates:

●	Swanson – $6,473 due July 2023 and automatically renews unless notice given;
●	Shuman – $125 due July 2023 and automatically renews unless notice is given;
●	S. K. Funding – $4,500 due July 2023 and automatically renews unless notice is given;
●	S. K. Funding – $2,600 of the total due January 2024;
●	Builder Finance, Inc – $6,066 with no expiration date;
●	New LOC Agreements - $2,790 generally one-month notice and six months to reduce principal balance to zero;
●	Myrick LOC - $35 and due upon demand; and
●	Mortgage Payable – $18, with payments due monthly.

Unsecured borrowings due by December 31, 2023 consist of Notes issued pursuant to the Notes Program and other unsecured debt of $5,830 and $2,540, respectively. To the extent that Notes issued pursuant to the Notes Program are not reinvested upon maturity, we will be required to fund the maturities, which we anticipate funding through the issuance of new Notes in our Notes Program. Historically, approximately 73% of our Note holders reinvest upon maturity. The 36 month Note in our Notes program has a mandatory early redemption option, subject to certain conditions. As of December 31, 2023, the 36-month Notes were $3,139. Our other unsecured debt has historically renewed. For more information on other unsecured borrowings, see Note 7 – Borrowings. If other unsecured borrowings are not renewed in the future, we anticipate funding such maturities through investments in our Notes Program.

Summary

We have the funding available to address the loans we have today, including our unfunded commitments. We anticipate our assets reduce in 2023, however we are prepared for an increase of our assets through the net sources and uses (12-month liquidity) listed above as well as future capital from debt, redeemable preferred equity, and regular equity. Our expectation to reduce loan asset balances is subject to changes due demand, the housing market, competition, and COVID-19. Although our secured debt is almost entirely listed as currently due because of the underlying collateral being demand notes, the vast majority of our secured debt is either contractually set to automatically renew unless notice is given or, in the case of purchase and sale agreements, has no end date as to when the purchasers will not purchase new loans (although they are never required to purchase additional loans).

Inflation, Interest Rates, and Housing Starts

Since we are in the housing industry, we are affected by factors that impact that industry. Housing starts impact our customers’ ability to sell their homes. Faster sales generally mean higher effective interest rates for us, as the recognition of fees we charge is spread over a shorter period. Slower sales generally mean lower effective interest rates for us. Slower sales also are likely to increase the default rate we experience.

Housing inflation has a positive impact on our operations. When we lend initially, we are lending a percentage of a home’s expected value, based on historical sales. If those estimates prove to be low (in an inflationary market), the percentage we loaned of the value actually decreases, reducing potential losses on defaulted loans. The opposite is true in a deflationary housing price market. It is our opinion that values are well above average in many of the housing markets in the U.S. today, and our lending against these values is resulting in more risk than prior years. In some of our markets, prices of sold homes are dropping. This is both because some homes are selling for less and because the average home selling is smaller (more affordable). We anticipate declines in home values in many markets over the next 12 months.

24

Interest rates have several impacts on our business. First, rates affect housing (starts, home size, etc.). High long-term interest rates may decrease housing starts, having the effects listed above. We can see this impact now as housing starts recently dropped by approximately 31%. Higher interest rates will also affect our investors. We believe that there will be a spread between the rate our Notes yield to our investors and the rates the same investors could get on deposits at FDIC insured institutions. We also believe that the spread may need to widen if these rates rise. For instance, if we pay 7% above average CD rates when CDs are paying 0.5%, when CDs are paying 3%, we may have to have a larger than 7% difference. This may cause our lending rates, which are based on our cost of funds, to be uncompetitive. While the prime rate and fed funds rate have increased significantly in 2022, the CD rates, while increasing, have not increased as much. High interest rates may also increase builder defaults, as interest payments may become a higher portion of operating costs for the builder. Below is a chart showing three-year U.S. treasury rates and 30-year fixed mortgage rates. The U.S. treasury rates are used by us here to approximate CD rates, however in the current environment, this is less accurate than in most years. Short-term interest rates have risen significantly and long-term interest rates have risen and then fallen somewhat but are generally low historically.

Housing prices are also generally correlated with housing starts, so that increases in housing starts usually coincide with increases in housing values, and the reverse is generally true. Below is a graph showing single family housing starts from 2000 through today.

25

(Source: U.S. Census Bureau)

To date, changes in housing starts, CD rates, and inflation have not had a material impact on our business. The effect of significant long term interest rate increases may be detrimental to our earnings

Recent Accounting Pronouncements

See Note 2 to our consolidated financial statements for a description of new or recent accounting pronouncements.

Subsequent Events

See Note 14 to our consolidated financial statements for subsequent events.

26

Financial Statements

The financial statements listed below are contained in this supplement:

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers and

Members of Shepherd’s Finance, LLC

Jacksonville, Florida

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Shepherd’s Finance, LLC as of December 31, 2022 and 2021 and the related consolidated statements of operations, changes in members’ capital, and cash flows for the years then ended, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Shepherd’s Finance, LLC as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of Shepherd’s Finance, LLC’s management. Our responsibility is to express an opinion on Shepherd’s Finance, LLC’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Shepherd’s Finance, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Warren Averett, LLC

We have served as Shepherd’s Finance, LLC’s auditor since 2018.

PCAOB #2226

Birmingham, Alabama

March 15, 2023

F-2

Shepherd’s Finance, LLC

Consolidated Balance Sheets

As of December 31, 2022, and 2021

(in thousands of dollars)	2022	2021

Assets
Cash and cash equivalents	$2,996	$3,735
Restricted cash	1,200	-
Accrued interest receivable	670	598
Loans receivable, net	56,650	46,943
Real estate investments	660	1,651
Foreclosed assets, net	1,582	2,724
Premises and equipment	852	875
Other assets	862	1,089
Total assets	$65,472	$57,615
Liabilities and Members’ Capital
Customer interest escrow	$766	$479
Accounts payable and accrued expenses	650	296
Accrued interest payable	2,921	2,464
Notes payable secured, net of deferred financing costs	23,173	20,016
Notes payable unsecured, net of deferred financing costs	30,110	27,713
Due to preferred equity member	47	43
Total liabilities	$57,667	$51,011

Commitments and Contingencies (Note 10)

Redeemable Preferred Equity
Series C preferred equity	$5,725	$5,014

Members’ Capital
Series B preferred equity	1,900	1,720
Class A common equity	180	(130)
Members’ capital	$2,080	$1,590

Total liabilities, redeemable preferred equity and members’ capital	$65,472	$57,615

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

F-3

Shepherd’s Finance, LLC

Consolidated Statements of Operations

For the years ended December 31, 2022 and 2021

(in thousands of dollars)	2022	2021

Net Interest Income
Interest and fee income on loans	$10,220	$7,944
Interest expense:
Interest related to secured borrowings	2,134	1,973
Interest related to unsecured borrowings	2,972	3,147
Interest expense	$5,106	$5,120

Net interest income	5,114	2,824

Less: Loan loss provision	930	588
Net interest income after loan loss provision	4,184	2,236

Non-Interest Income
Gain on sale of foreclosed assets	$101	$166
Gain on foreclosure of assets	–	67
Gain on the extinguishment of debt	–	371
Dividend income	62	–
Other income	154	-
Total non-interest income	$317	$604

Income	4,501	2,840

Non-Interest Expense
Selling, general and administrative	$2,683	$1,873
Depreciation and amortization	56	53
Loss on the sale of foreclosed assets	-	92
Loss on foreclosure	-	47
Impairment loss on foreclosed assets	2	10
Total non – Interest expense	2,741	2,075

Net income	$1,760	$765

Earned distribution to preferred equity holders	826	701

Net income attributable to common equity holders	$934	$64

The accompanying notes are an integral part of these consolidated financial statements.

F-4

Shepherd’s Finance, LLC

Consolidated Statements of Changes in Members’ Capital

For the years ended December 31, 2022 and 2021

(in thousands of dollars)	2022	2021

Members’ capital, beginning balance	$1,590	$1,677
Net income less distributions to Series C preferred equity holders of $642 and $533	1,118	232
Contributions from Series B preferred equity holders	180	90
Earned distributions to Series B preferred equity holders	(184)	(168)
Distributions to common equity holders	(624)	(241)

Members’ capital, ending balance	$2,080	$1,590

The accompanying notes are an integral part of these consolidated financial statements.

F-5

Shepherd’s Finance, LLC

Consolidated Statements of Cash Flows

For the years ended December 31, 2022 and 2021

(in thousands of dollars)	2022	2021

Cash flows from operations
Net income	$1,760	$765
Adjustments to reconcile net income to net cash provided by operating activities
Amortization of deferred financing costs	227	168
Provision for loan losses	930	588
Change in loan origination fees, net	120	99
Depreciation and amortization	53	53
Impairment of foreclosed assets, net	2	10
Gain on foreclosed assets	-	(67)
Gain on sale of foreclosed assets, net	(101)	(166)
Loss on foreclosed assets	-	47
Loss on sale of foreclosed assets	-	92
Gain on extinguishment of debt	-	(371)
Net change in operating assets and liabilities:
Other assets	197	(133)
Accrued interest receivable	(72)	3
Customer interest escrow	107	(262)
Accrued interest payable	1,114	716
Accounts payable and accrued expenses	354	7

Net cash provided by operating activities	4,691	1,549

Cash flows from investing activities
Loan originations and principal collections, net	(10,296)	(2,016)
Investment in foreclosed assets	(316)	(818)
Additions for construction in real estate investments	(2,226)	(670)
Deposits for construction in real estate investments	1,570	200
Proceeds from sale of real estate investments	1,647	-
Proceeds from sale of foreclosed assets	1,096	3,418

Net cash (used in) provided by investing activities	(8,525)	114

Cash flows from financing activities
Contributions from preferred B equity holders	180	90
Contributions from preferred C equity holders	200	1,000
Distributions to redeemable preferred equity holders	(131)	(101)
Distributions to common equity holders	(624)	(241)
Proceeds from secured note payable	14,624	9,319
Repayments of secured note payable	(11,103)	(12,420)
Proceeds from unsecured notes payable	10,680	9,088
Redemptions/repayments of unsecured notes payable	(9,308)	(9,655)
Proceeds from PPP loan and EIDL advance	-	361
Deferred financing costs paid	(223)	(118)

Net cash provided by (used in) financing activities	4,295	(2,677)

Net change in cash, cash equivalents and restricted cash	461	(1,014)

Cash, cash equivalents and restricted cash
Beginning of period	3,735	4,749
End of period	$4,196	$3,735

Supplemental disclosure of cash flow information
Cash paid for interest	$4,649	$5,814

Non-cash investing and financing activities
Earned by Series B preferred equity holders but not distributed to customer interest escrow	$47	$43
Earned by Series B preferred equity holders and distributed to customer interest escrow	$180	$231
Foreclosed assets transferred from loans receivable, net	$556	$791
Foreclosed assets transferred to loans receivable, net	$1,017	$-
Earned but not paid distributions of Series C preferred equity holders	$511	$503
Secured and unsecured notes payable transfers	$368	$158
Accrued interest payable transferred to unsecured notes payable	$657	$1,410
Construction loans funded through the reduction of Secured LOC from affiliates	$170	$141
PPP forgiveness in reduction of debt	$-	$371

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

F-6

Shepherd’s Finance, LLC

Notes to Consolidated Financial Statements

Information presented throughout these notes to the consolidated financial statements is in thousands of dollars.

1. Description of Business

Shepherd’s Finance, LLC and subsidiary (the “Company”, “we”, or “our”) was originally formed as a Pennsylvania limited liability company on May 10, 2007. We are the sole member of one consolidating subsidiary, Shepherd’s Stable Investments, LLC. The Company operates pursuant to its Second Amended and Restated Limited Liability Company Agreement by and among Daniel M. Wallach and the other members of the Company effective as of March 16, 2017, and as subsequently amended.

The Company extends commercial loans to residential homebuilders (in 21 states as of December 31, 2022) to:

●	construct single family homes,

●	develop undeveloped land into residential building lots, and

●	purchase and improve for sale older homes.

2. Summary of Significant Accounting Policies

Principles of Consolidation

These consolidated financial statements include the consolidated accounts of the Company’s subsidiary and reflect all adjustments (all of which are normal recurring accruals) which are, in the opinion of management, necessary for a fair presentation of the consolidated financial position, operating results, and cash flows for the periods. All intercompany balances and transactions have been eliminated.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. It is reasonably possible that market conditions could deteriorate, which could materially affect our consolidated financial position, results of operations and cash flows. Among other effects, such changes could result in the need to increase the amount of our allowance for loan losses and impair our foreclosed assets.

Operating Segments

Financial Accounting Standards Board (“FASB”) Accounting Standards Codification Topic (“ASC”) 280, Segment Reporting, requires that the Company report financial and descriptive information about reportable segments and how these segments were determined. We determine the allocation of resources and performance of business units based on operating income, net income and operating cash flows. Segments are identified and aggregated based on products sold or services provided. Based on these factors, we have determined that the Company’s operations are in one segment, commercial lending.

F-7

Revenue Recognition

Interest income generally is recognized on an accrual basis. The accrual of interest is generally discontinued on all loans past due 90 days or more. All interest accrued but not collected for loans that are placed on nonaccrual or charged off is reversed against interest income, unless management believes that the accrued interest is recoverable through liquidation of collateral. Interest received on nonaccrual loans is applied against principal. Interest on accruing impaired loans is recognized as long as such loans do not meet the criteria for nonaccrual status. Our construction loans charge a fee on the amount that we commit to lend, which is amortized over the expected life of each of those loans.

The Company records revenue when control of the promised services is transferred to the customer, in an amount that reflects the consideration we expect to be entitled to receive in exchange for those products or services. Our performance obligations to customers are primarily satisfied over time as the services are performed and provided to the customer.

Advertising

Advertising costs are expensed as incurred and are included in selling, general and administrative. Advertising expenses were $134 and $65 for the years ended December 31, 2022 and 2021, respectively.

Cash and Cash Equivalents

Management considers highly-liquid investments with original maturities of three months or less to be cash equivalents. The Company maintains its cash account in a deposit account which, at times, may exceed federally insured limits. The Company monitors this bank account and does not expect to incur any losses from such account.

Restricted Cash

Restricted cash is deposits received on sold real estate assets which is deemed restricted until construction is complete.

Fair Value Measurements

The Company follows the guidance of FASB ASC 825, Financial Instruments (ASC 825), and FASB ASC 820, Fair Value Measurements (ASC 820). ASC 825 permits entities to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. ASC 820 clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. Under this guidance, fair value measurements are not adjusted for transaction costs. This guidance establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

Loans Receivable

Loans are stated at the amount of unpaid principal, net of any allowances for loan losses, and adjusted for (1) the net unrecognized portion of direct costs and non-refundable loan fees associated with lending, and (2) deposits made by the borrowers used as collateral for a loan and due back to the builder at or prior to loan payoff. The net amount of non-refundable loan origination fees and direct costs associated with the lending process, including commitment fees, is deferred and accreted to interest income over the lives of the loans using a method that approximates the interest method.

A loan is classified as nonaccrual, and the accrual of interest on such loan is discontinued, when the contractual payment of principal or interest becomes 90 days past due. In addition, a loan may be placed on nonaccrual at any other time management has serious doubts about further collectability of principal or interest according to the contractual terms, even though the loan is currently performing. A loan may remain on accrual status if it is in the process of collection or well-secured (i.e., the loan has sufficient collateral value). Loans are restored to accrual status when the obligation is brought current or has performed in accordance with the contractual terms for a reasonable period of time and the ultimate collectability of the total contractual principal and interest is no longer in doubt.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Impaired loans, or portions thereof, are charged off when deemed uncollectible. Once a loan is 90 days past due, management begins a workout plan with the borrower or commences its foreclosure process on the collateral.

F-8

Allowance for Loan Losses

The allowance for loan losses is maintained at a level believed adequate by management to absorb probable losses inherent in the loan portfolio.

The Company establishes a collective reserve for all loans which are not more than 60 days past due at the end of each quarter. This collective reserve includes both a quantitative and qualitative analysis. In addition to historical loss information, the analysis incorporates collateral value, decisions made by management and staff, percentage of aging spec loans, policies, procedures, and economic conditions.

The Company individually analyzes for impairment all loans which are more than 60 days past are due at the end of each quarter. We also review for impairment all loans to one borrower with greater than or equal to 10% of our total committed balances. If required, the analysis includes a comparison of estimated collateral value to the principal amount of the loan.

Impaired loans, if the value determined is less than the principal amount due (less any builder deposit), then the difference is included in the allowance for loan loss. As values change, estimated loan losses may be provided for more or less than the previous period, and some loans may not need a loss provision based on payment history. As for homes which are partially complete, the Company will appraise on an as-is and completed basis, and use the appraised value that more closely aligns with our planned method of disposal for the property.

Impaired Loans

A loan is considered to be impaired when it is probable the Company will be unable to collect all principal and interest payments due in accordance with the contractual terms of the loan agreement.

Foreclosed Assets

When a foreclosed asset is acquired in the settlement of a loan, the asset is recorded at the as-is fair value minus expected selling costs establishing a new cost basis. The gain or loss is recorded on our consolidated statement of operations as non-interest income or expense. If the fair value of the asset declines, a write-down is recorded through non-interest expense. While the initial valuation is done on an as-is basis, subsequent values are based on our plan for the asset. Assets which are not going to be improved are still evaluated on an as-is basis. Assets we intend to improve, are improving, or have improved are appraised based on the to-be-completed value, minus reasonable selling costs, and we adjust the portion of the appraised value related to construction improvements for the percentage of the improvements which have not yet been made. Subsequently, if a foreclosed asset has an increase in fair value the increase may be recognized up to the cost basis which was determined at the foreclosure date.

Deferred Financing Costs, Net

Deferred financing costs consist of certain costs associated with financing activities related to the issuance of debt securities (deferred financing costs). These costs consist primarily of professional fees incurred related to the transactions. Deferred financing costs are amortized into interest expense over the life of the related debt. The deferred financing costs are reflected as a reduction in the unsecured notes offering liability.

F-9

Income Taxes

The entities included in the consolidated financial statements are organized as pass-through entities under the Internal Revenue Code. As such, taxes are the responsibility of the members. Other significant taxes for which the Company is liable are recorded on an accrual basis.

The Company applies FASB ASC 740, Income Taxes (ASC 740). ASC 740 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the consolidated financial statements and requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company’s consolidated financial statements to determine whether the tax positions are “more-likely-than-not” to be sustained by the applicable tax authority. Tax positions with respect to income tax at the LLC level not deemed to meet the “more-likely-than-not” threshold would be recorded as a tax benefit or expense in the appropriate period. Management concluded that there are no uncertain tax positions that should be recognized in the consolidated financial statements. With few exceptions, the Company is no longer subject to income tax examinations for years prior to 2014.

The Company’s policy is to record interest and penalties related to taxes in interest expense on the consolidated statements of operations. There have been no significant interest or penalties assessed or paid.

Reclassifications

Certain reclassifications have been made to the prior period’s financial statements and disclosures to conform to the current period’s presentation.

Risks and Uncertainties

The Company is subject to many of the risks common to the commercial lending and real estate industries, such as general economic conditions, decreases in home values, decreases in housing starts, increases in interest rates, and competition from other lenders. At December 31, 2022, our loans were significantly concentrated in a suburb of Pittsburgh, Pennsylvania, so the housing starts and prices in that area are more significant to our business than other areas until and if more loans are created in other markets.

Concentrations

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of loans receivable. Our concentration risks for our top three customers listed by geographic real estate market are summarized in the table below:

	December 31, 2022		December 31, 2021
		Percent of		Percent of
	Borrower	Loan	Borrower	Loan
	City	Commitments	City	Commitments

Highest concentration risk	Pittsburgh, PA	27%	Pittsburgh, PA	26%
Second highest concentration risk	Cape Coral, FL	9%	Orlando, FL	7%
Third highest concentration risk	Orlando, FL	7%	Spokane, WA	4%

F-10

Recent Accounting Pronouncements

ASU 2016-13, “Financial Instruments-Credit Losses: Measurement of Credit Losses on Financial Instruments”. The amendments in ASU 2016-13 introduce a new current expected credit loss (“CECL”) model for certain financial assets, including mortgage loans and reinsurance receivables. The new model will not apply to debt securities classified as available-for-sale. For assets within the scope of the new model, an entity will recognize as an allowance against earnings its estimate of the contractual cash flows not expected to be collected on day one of the asset’s acquisition. The allowance may be reversed through earnings if a security recovers in value. This differs from the current impairment model, which requires recognition of credit losses when they have been incurred and recognizes a security’s subsequent recovery in value in other comprehensive income. ASU 2016-13 also makes targeted changes to the current impairment model for available-for-sale debt securities, which comprise the majority of the Company’s invested assets. Similar to the CECL model, credit loss impairments will be recorded in an allowance against earnings that may be reversed for subsequent recoveries in value. The amendments in ASU 2016-13, along with related amendments in ASU No. 2018-19-Codification Improvements to Topic 326, Financial Instruments-Credit Losses, are effective for annual and interim periods beginning after December 15, 2019 on a modified retrospective basis. For smaller reporting companies, the effective date for annual and interim periods is January 1, 2023. The Company is reviewing its policies and processes to ensure compliance with the requirements in ASU 2016-13. As of January 1, 2023, the company adopted ASU 2016-13 and the impact was to increase the allowance, now referred to as the allowance for credit losses, by $178 and reduce members’ capital.

3. Fair Value

Utilizing ASC 820, the Company has established a framework for measuring fair value under U.S. GAAP using a hierarchy, which requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs. Fair value measurements are an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. Three levels of inputs are used to measure fair value, as follows:

Level 1 –	quoted prices in active markets for identical assets or liabilities;

Level 2 –	quoted prices in active markets for similar assets and liabilities and inputs that are observable for the asset or liability; or

Level 3 –	unobservable inputs, such as discounted cash flow models or valuations.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

Fair Value Measurements of Non-Financial Instruments on a Recurring Basis

The Company has no non-financial instruments measured at fair value on a recurring basis.

Fair Value Measurements of Non-Financial Instruments on a Non-recurring Basis

Certain assets are measured at fair value on a non-recurring basis when there is evidence of impairment. The fair values of impaired loans with specific allocations of the allowance for loan losses are generally based on recent real estate appraisals of the collateral less estimated cost to sell. Declines in the fair values of other real estate owned subsequent to their initial acquisitions are also based on recent real estate appraisals less selling costs.

Impaired Loans

The appraisals used to establish the value of impaired loans are based on similar properties at similar times; however due to the differences in time and properties, the impaired loans are classified as Level 3. There were 14 and 23 impaired loan assets as of December 31, 2022 and December 31, 2021, respectively.

Foreclosed Assets

Foreclosed assets (upon initial recognition or subsequent impairment) are measured at fair value on a non-recurring basis.

Foreclosed assets, upon initial recognition, are measured and reported at fair value less cost to sell. Each reporting period, the Company remeasures the fair value of its significant foreclosed assets. Fair value is based upon independent market prices, appraised values of the foreclosed assets or management’s estimates of value, which the Company classifies as a Level 3 evaluation.

F-11

The following tables present the balances of non-financial instruments measured at fair value on a non-recurring basis as of December 31, 2022 and 2021:

			Quoted Prices in Active Markets for	Significant Other	Significant
	December 31, 2022		Identical	Observable	Unobservable
	Carrying	Estimated	Assets	Inputs	Inputs
	Amount	Fair Value	Level 1	Level 2	Level 3

Foreclosed assets, net	$1,582	$1,582	$–	$–	$1,582
Impaired loans due to COVID-19, net	1,348	1,348	–	–	1,348
Other impaired loans, net	3,596	3,596	–	–	3,596
Total	$6,526	$6,526	$–	$–	$6,526

			Quoted Prices in Active Markets for	Significant Other	Significant
	December 31, 2021		Identical	Observable	Unobservable
	Carrying	Estimated	Assets	Inputs	Inputs
	Amount	Fair Value	Level 1	Level 2	Level 3

Foreclosed assets, net	$2,724	$2,724	$–	$–	$2,724
Impaired loans due to COVID-19, net	5,129	5,129	–	–	5,129
Other impaired loans, net	2,572	2,572	–	–	2,572
Total	$10,425	$10,425	$–	$–	$10,425

Fair Value of Financial Instruments

ASC 825 requires disclosure of fair value information about financial instruments, whether or not recognized on the face of the balance sheet, for which it is practicable to estimate that value. The following methods and assumptions were used by the Company in estimating the fair value of its financial instruments:

Cash, Cash Equivalents and Restricted Cash

The carrying amount approximates fair value because of the short maturity of these instruments.

Loans Receivable and Commitments to Extend Credit

For variable rate loans that reprice frequently with no significant change in credit risk, estimated fair values of collateral are based on carrying values at both December 31, 2022 and 2021. Because the loans are demand loan and therefore have no known time horizon, there is no significant impact from fluctuating interest rates. For unfunded commitments to extend credit, because there would be no adjustment between fair value and carrying amount for the amount if actually loaned, there is no adjustment to the amount before it is loaned. The amount for commitments to extend credit is not listed in the tables below because there is no difference between carrying value and fair value, and the amount is not recorded on the consolidated balance sheets as a liability.

F-12

Interest Receivable

Interest receivable from our customers is due approximately 15 days after it is billed; therefore, the carrying amount approximates fair value for the years ended December 31, 2022 and 2021.

Customer Interest Escrow

The customer interest escrow does not yield interest to the customer, but the fair value approximates the carrying value at both December 31, 2022 and 2021 because: 1) the customer loans are demand loans, 2) it is not possible to estimate how long the escrow will be in place, and 3) the interest rate which could be used to discount this amount is negligible.

Borrowings under Credit Facilities

The fair value of the Company’s borrowings under credit facilities is estimated based on the expected cash flows discounted using the current rates offered to the Company for debt of the same remaining maturities. As all of the borrowings under credit facilities or the Notes are either payable on demand or at similar rates to what the Company can borrow funds for today, the fair value of the borrowings is determined to approximate carrying value at both December 31, 2022 and 2021. The interest on our Notes offering is paid to our Note holders either monthly or at the end of their investment, compounded on a monthly basis. For the same reasons as the determination for the principal balances on the Notes, the fair value approximates the carrying value for the interest as well.

The table below is a summary of fair value estimates for financial instruments:

	December 31, 2022		December 31, 2021
	Carrying	Estimated	Carrying	Estimated
	Amount	Fair Value	Amount	Fair Value
Financial Assets
Cash, cash equivalents and restricted cash	$4,196	$4,196	$3,735	$3,735
Loans receivable, net	56,650	56,650	46,943	46,943
Accrued interest on loans	670	670	598	598
Financial Liabilities
Customer interest escrow	766	766	479	479
Notes payable secured, net	23,173	23,173	20,016	20,016
Notes payable unsecured, net	30,110	30,110	27,713	27,713

Accrued interest payable	650	650	2,464	2,464

4. Real Estate Investment Assets

During June 2020, we acquired four lots from a borrower in exchange for the transfer of loans secured by those lots. We extinguished the principal balance for the loans on the lots in the amount of $640 and in addition, paid a $500 management fee for the development of homes on the lots. The management fee was paid through reducing the principal balance on a current loan receivable with the borrower. Two of the four homes sold during 2022 and the others have sales contracts which will finalize once the construction on the homes are complete.

The following table is a roll forward of real estate investment assets:

	December 31, 2022	December 31, 2021

Beginning balance	$1,651	$1,181
Proceeds from sale of real estate investments	(1,647)	–
Deposits from real estate investments	(1,570)	(200
Additions for construction/development	2,226	670
Ending balance	$660	$1,651

F-13

5. Financing Receivables

Financing receivables are comprised of the following as of December 31, 2022 and 2021:

	December 31, 2022	December 31, 2021

Loans receivable, gross	$60,974	$50,763
Less: Deferred loan fees	(1,264)	(1,143)
Less: Deposits	(839)	(934)
Plus: Deferred origination costs	306	305
Less: Allowance for loan losses	(2,527)	(2,048)

Loans receivable, net	$56,650	$46,943

The allowance for loan losses at December 31, 2022 was $2,527 which primarily consisted of $294 for loans without specific reserves, $246 for loans with specific reserves and $1,987 for specific reserves due to the impact of COVID-19. During the year ended December 31, 2022, we incurred $451 in direct charge offs.

The allowance for loan losses at December 31, 2021 was $2,048 which primarily consisted of $163 for loans without specific reserves, $342 for loans with specific reserves, $60 for special mention loans and $1,483 for specific reserves due to the impact of COVID-19. During the year ended December 31, 2021, we incurred $509 in direct charge offs.

Commercial Construction and Development Loans

Construction Loan Portfolio Summary

As of December 31, 2022, we have 66 borrowers, all of whom borrow money for the purpose of building new homes. The loans typically involve funding of the lot and a portion of construction costs, for a total of between 50% and 70% of the completed value of the new home. As the home is built during the course of the loan, the loan balance increases. The loans carry an interest rate of 2.5% above our cost of funds. In addition, we charge a 5% loan fee and our cost of funds was 10.92% as of December 31, 2022.

Our loans are demand loans and most have a deposit from the builder during construction to help offset the risk of partially built homes, and some have an interest escrow to offset payment of monthly interest risk.

The following is a summary of the loan portfolio to builders for home construction loans as of December 31, 2022 and 2021:

Year	Number of States	Number of Borrowers	Number of Loans	Value of Collateral(1)	Commitment Amount	Gross Amount Outstanding	Loan to Value Ratio(2)		Loan Fee
2022	21	66	230	$104,993	$72,526	$52,796	69	%(3)	5%
2021	20	66	224	$98,935	$66,008	$43,106	67%		5%

(1)	The value is determined by the appraised value.

(2)	The loan to value ratio is calculated by taking the commitment amount and dividing by the appraised value.

(3)	Represents the weighted average loan to value ratio of the loans.

F-14

Real Estate Development Loan Portfolio Summary

The following is a summary of our loan portfolio to builders for land development as of December 31, 2022 and 2021:

Year	Number of States	Number of Borrowers	Number of Loans	Gross Value of Collateral(1)	Commitment Amount(3)	Gross Amount Outstanding	Loan to Value Ratio(2)		Interest Spread
2022	8	14	20	$19,718	$12,110	$8,178	41	%(4)	varies
2021	6	12	15	$12,464	$9,095	$7,657	61%		7%

(1)	The value is determined by the appraised value adjusted for remaining costs to be paid. A portion of this collateral is $1,900 and $1,720 as of December 31, 2022 and 2021, respectively, of preferred equity in our Company. In the event of a foreclosure on the property securing these loans, the portion of our collateral that is preferred equity might be difficult to sell, which may impact our ability to recover the loan balance. In addition, a portion of the collateral value is estimated based on the selling prices anticipated for the homes.

(2)	The loan to value ratio is calculated by taking the outstanding amount and dividing by the appraised value calculated as described above.

(3)	The commitment amount does not include letters of credit and cash bonds.

(4)	Represents the weighted average loan to value ratio of the loans.

Credit Quality Information

The following table presents credit-related information at the “class” level in accordance with FASB ASC 310-10-50, Disclosures about the Credit Quality of Finance Receivables and the Allowance for Credit Losses. A class is generally a disaggregation of a portfolio segment. In determining the classes, the Company considered the finance receivable characteristics and methods it applies in monitoring and assessing credit risk and performance.

The following table summarizes finance receivables by the risk ratings that regulatory agencies utilize to classify credit exposure and which are consistent with indicators the Company monitors. Risk ratings are reviewed on a regular basis and are adjusted as necessary for updated information affecting the borrowers’ ability to fulfill their obligations.

The definitions of these ratings are as follows:

●	Pass – finance receivables in this category do not meet the criteria for classification in one of the categories below.

●	Special mention – a special mention asset exhibits potential weaknesses that deserve management’s close attention. If left uncorrected, these potential weaknesses may, at some future date, result in the deterioration of the repayment prospects.

●	Classified – a classified asset ranges from: 1) assets that are inadequately protected by the current sound worth and paying capacity of the borrower, and are characterized by the distinct possibility that some loss will be sustained if the deficiencies are not corrected to 2) assets with weaknesses that make collection or liquidation in full unlikely on the basis of current facts, conditions, and values. Assets in this classification can be accruing or on non-accrual depending on the evaluation of these factors.

F-15

Finance Receivables – By risk rating:

	December 31, 2022	December 31, 2021

Pass	$49,955	$38,893
Special mention	3,842	2,344
Classified – accruing	–	–
Classified – nonaccrual	7,177	9,526

Total	$60,974	$50,763

Finance Receivables – Method of impairment calculation:

	December 31, 2022	December 31, 2021

Performing loans evaluated individually	$15,984	$16,495
Performing loans evaluated collectively	37,813	24,742
Non-performing loans without a specific reserve	1,096	596
Non-performing loans with a specific reserve	6,081	8,930

Total evaluated collectively for loan losses	$60,974	$50,763

At December 31, 2022 and 2021, there were no loans acquired with deteriorated credit quality.

The following is a summary of our impaired non-accrual commercial construction loans as of December 31, 2022 and 2021:

	December 31, 2022	December 31, 2021

Unpaid principal balance (contractual obligation from customer)	$7,628	$10,035
Charge-offs and payments applied	(451)	(509)
Gross value before related allowance	7,177	9,526
Related allowance	(2,233)	(1,825)
Value after allowance	$4,944	$7,701

6. Foreclosed Assets

Roll forward of foreclosed assets for the years ended December 31, 2022 and 2021:

	December 31, 2022	December 31, 2021
Beginning balance	$2,724	$4,449
Transferred from loans receivables, net	556	791
Transferred to loans receivables, net	(1,017)	-
Additions for construction/development	316	818
Sale proceeds	(1,096)	(3,418)
Loss on foreclosure	-	(47)
Loss on sale of foreclosed assets	-	(92)
Gain on foreclosure	-	67
Gain on sale of foreclosed assets	101	166
Impairment loss on foreclosed assets	(2)	(10)
Ending balance	$1,582	$2,724

F-16

7. Borrowings

The following table displays our borrowings and a ranking of priority:

	Priority Rank	December 31, 2022	December 31, 2021
Borrowing Source
Purchase and sale agreements and other secured borrowings	1	$23,142	$19,165
Secured line of credit from affiliates	2	35	859
Unsecured line of credit (senior)	3	1,250	1,250
Other unsecured debt (senior subordinated)	4	1,094	1,053
Unsecured Notes through our public offering, gross	5	21,576	20,636
Other unsecured debt (subordinated)	5	6,109	4,693
Other unsecured debt (junior subordinated)	6	447	447

Total		$53,653	$48,103

The following table shows the maturity of outstanding debt as of December 31, 2022:

Year Maturing	Total Amount Maturing	Public Offering	Other Unsecured	Secured Borrowings
2023	$30,977	$5,830	$2,540	$22,607
2024	10,224	6,119	4,087	18
2025	8,425	8,008	398	19
2026	3,514	1,619	1,875	20
2027 and thereafter	513	-	-	513
Total	$53,653	$21,576	$8,900	$23,177

Secured Borrowings

Loan Purchase and Sale Agreements

We have two loan purchase and sale agreements where we are the seller of portions of loans we create. The two purchasers are Builder Finance, Inc. (“Builder Finance”) and S.K. Funding, LLC (“S.K. Funding”). Generally, the purchasers buy between 50% and 75% of each loan sold. They receive interest rates ranging from our cost of funds to the interest rate charged to the borrower (interest rates were between 6% and 11% for both 2022 and 2021). The purchasers generally do not receive any of the loan fees we charge. We have the right to call some of the loans sold, with some restrictions. Once sold, the purchaser must fund their portion of the loans purchased. We service the loans. Also, there are limited put options in some cases, whereby the purchaser can cause us to repurchase a loan. The loan purchase and sale agreements are recorded as secured borrowings.

In March 2018, we entered into the Seventh Amendment (the “Seventh Amendment”) to our Loan Purchase and Sale Agreement with S.K. Funding. The purpose of the Seventh Amendment was to allow S.K. Funding to purchase a portion of the Pennsylvania Loans.

The timing of the Company’s principal and interest payments to S.K. Funding under the Seventh Amendment, and S.K. Funding’s obligation to fund the Pennsylvania Loans, vary depending on the total principal amount of the Pennsylvania Loans outstanding at any time, as follows:

●	If the total principal amount exceeds $1,000, S.K. Funding must fund the amount between $1,000 and less than or equal to $4,500.
●	If the total principal amount is less than $4,500, then the Company will also repay S.K. Funding’s principal as principal payments are received on the Pennsylvania Loans from the underlying borrowers in the amount by which the total principal amount is less than $4,500 until S.K. Funding’s principal has been repaid in full.
●	The interest rate accruing to S.K. Funding under the Seventh Amendment is 10.5% calculated on a 365/366-day basis.

F-17

The Seventh Amendment had a term of 24 months and automatically renews for additional six-month terms unless either party gives written notice of its intent not to renew at least six months prior to the end of a term. S.K. Funding will have a priority position as compared to the Company in the case of a default by any of the borrowers.

In April 2021, we entered into the Eleventh Amendment (the “Eleventh Amendment”) to our Loan Purchase and Sale Agreement with S.K. Funding. The purpose of the Eleventh Amendment was to allow a principal increase to $2,000 from the original $1,000 in the Tenth Amendment dated January 2019. In addition, if the collateral value drops then an unsecured portion or $400 may be used until the collateral is increased back to $2,000.

The Eleventh Amendment has a term of 12 months and will automatically renew for an additional six-month term unless either party gives written notice of its intent not to renew at least five months prior to the end of a term. S.K. Funding will have a priority position as compared to the Company in the case of a default by any of the borrowers.

Lines of Credit

Lines of Credit with Mr. Wallach and His Affiliates

During June 2018, we entered into the First Amendment to the line of credit with our Chief Executive Officer and his wife (the “Wallach LOC”) which modified the interest rate on the Wallach LOC to generally equal the prime rate plus 3%. The interest rate for the Wallach LOC was 10.50% and 6.25% as of December 31, 2022 and 2021, respectfully. As of December 31, 2022, and 2021, the amount outstanding pursuant to the Wallach LOC was $0. The maximum amount outstanding on the Wallach LOC is $1,250 and the loan is a demand loan.

During June 2018, we also entered into the First Amendment to the line of credit with the 2007 Daniel M. Wallach Legacy Trust, which is our CEO’s trust (the “Wallach Trust LOC”) which modified the interest rate on the Wallach Trust LOC to generally equal the prime rate plus 3%. The interest rate for this borrowing was 10.50% and 6.25% as of December 31, 2022 and 2021. There were no amounts borrowed against the Wallach Trust LOC as of December 31, 2022 and 2021. The maximum amount outstanding on the Wallach Trust LOC is $250 and the loan is a demand loan.

Line of Credit with William Myrick

During June 2018, we entered into a line of credit agreement (the “Myrick LOC Agreement”) with our Executive Vice President (“EVP”), William Myrick. Pursuant to the Myrick LOC Agreement, Mr. Myrick provides us with a line of credit (the “Myrick LOC”) with the following terms:

●	Principal not to exceed $1,000;
●	Secured by a lien against all of our assets;
●	Cost of funds to us of prime rate plus 3%; and
●	Due upon demand.

As of December 31, 2022 and 2021, the amount outstanding pursuant to the Myrick LOC was $35 and $859, respectively. For the years ended December 31, 2022 and 2021, interest expense was $24 and $6, respectively.

F-18

Line of Credit with Shuman

During July 2017, we entered into a line of credit agreement (the “Shuman LOC Agreement”) with Steven K. Shuman, which is now held by Cindy K. Shuman. Pursuant to the Shuman LOC Agreement, Shuman provides us with a revolving line of credit (the “Shuman LOC”) with the following terms:

●	Principal not to exceed $1,325;
●	Secured with assignments of certain notes and mortgages;
●	Cost of funds to us of 10%; and
●	Due in July 2023, but will automatically renew for additional 12-month periods, unless either party gives notice to not renew.

As of December 31, 2022 and 2021, the amount outstanding pursuant to the Shuman LOC was $125. Interest expense was $13 and $77 for the years ended December 31, 2022 and 2021, respectively.

Line of Credit with Swanson

During December 2018, we entered into a Master Loan Modification Agreement (the “Swanson Modification Agreement”) with Paul Swanson which modified the line of credit agreement between us and Mr. Swanson dated October 23, 2017. Pursuant to the Swanson Modification Agreement, Mr. Swanson provides us with a revolving line of credit (the “Swanson LOC”) with the following terms:

●	Principal not to exceed $7,000;
●	Secured with assignments of certain notes and mortgages;
●	Cost of funds to us of 6%; and
●	Due in July 2023, but will automatically renew for additional 12-month periods, unless either party gives notice to not renew.

The Swanson LOC was fully borrowed as of December 31, 2022 and 2021. Interest expense was $500 and $619 for the years ended December 31, 2022 and 2021, respectively.

During December 2021, the full Swanson LOC was assigned to Judith Swanson, as trustee of a trust.

New Lines of Credit

During 2020 and 2019, we entered into one and four line of credit agreements, respectively (the “New LOC Agreements”). Pursuant to the New LOC Agreements, the lenders provide us with revolving lines of credit with the following terms:

●	Principal not to exceed $6,063;
●	Secured with assignments of certain notes and mortgages; and
●	Terms generally allow the lenders to give one month notice after which the principal balance of a New LOC Agreement will reduce to a zero over the next six months.

The total balance of the New LOC Agreements was $2,790 and $2,909 as of December 31, 2022 and 2021, respectively. Interest expense was $287 and $262 for the year ended December 31, 2022 and 2021, respectively.

Mortgage Payable

During January 2018, we entered into a commercial mortgage on our office building with the following terms:

●	Principal not to exceed $660;
●	Interest rate at 5.07% per annum based on a year of 360 days; and
●	Due in January 2033.

The principal amount of the Company’s commercial mortgage was $587 and $604 as of December 31, 2022 and 2021, respectively. For the years ended December 31, 2022 and 2021, interest expense was $31 and $32 respectively.

F-19

Community Loan

During June 2020, we entered into a business loan agreement with Community Bank (“Community Loan”) with the following terms:

●	Principal not to exceed $362;
●	First principal payment due July 2023;
●	Secured by certain of our foreclosed assets;
●	Interest rate at 3.8% per annum based on a year of 360 days; and
●	Due in July 2025.

During October 2022, we paid off the Community Loan principal of $217, and the loan was terminated. Interest expense for the years ended December 31, 2022 and 2021 was $10 and $11, respectively.

Secured Deferred Financing Costs

The Company had secured deferred financing costs of $4 and $7 as of December 31, 2022 and 2021, respectively.

Secured Borrowings Secured by Loan Assets

Borrowings secured by loan assets are summarized below:

	December 31, 2022		December 31, 2021
	Book Value of Loans which Served as Collateral	Due from Shepherd’s Finance to Loan Purchaser or Lender	Book Value of Loans which Served as Collateral	Due from Shepherd’s Finance to Loan Purchaser or Lender
Loan Purchaser
Builder Finance	$8,232	$6,065	$4,847	$2,969
S.K. Funding	9,049	7,100	8,084	5,500

Lender
Shuman	724	125	566	125
Jeff Eppinger	2,761	1,500	3,328	1,500
R. Scott Summers	1,334	728	1,475	847
John C. Solomon	1,172	563	1,139	563
Swanson	9,571	6,473	9,803	6,841

Total	$32,843	$22,554	$29,242	$18,345

Unsecured Borrowings

Unsecured Notes through the Public Offering (“Notes Program”)

The effective interest rate on borrowings through our Notes Program at December 31, 2022 and December 31, 2021 was 8.60% and 9.28%, respectively, not including the amortization of deferred financing costs.

We generally offer four durations at any given time, ranging from 12 to 48 months from the date of issuance. Our fourth public notes offering, which was declared effective on September 16, 2022, includes a mandatory early redemption option on all Notes, provided that the proceeds are reinvested. In our historical offerings, there were limited rights of early redemption. Our 36-month Note sold in our third public notes offering had a mandatory early redemption option, subject to certain conditions.

F-20

The following table is a roll forward of our Notes Program:

	December 31, 2022	December 31, 2021

Gross notes outstanding, beginning of period	$20,636	$21,482
Notes issued	7,245	7,876
Note repayments / redemptions	(6,305)	(8,722)

Gross Notes outstanding, end of period	21,576	20,636

Less deferred financing costs, net	(367)	(367)

Notes outstanding, net	$21,209	$20,269

The following is a roll forward of deferred financing costs:

	December 31, 2022	December 31, 2021

Deferred financing costs, beginning balance	$1,061	$942
Additions	223	119
Disposals	(449)	-
Deferred financing costs, ending balance	$835	$1,061
Less accumulated amortization	(468)	(694)
Deferred financing costs, net	$367	$367

The following is a roll forward of the accumulated amortization of deferred financing costs:

	December 31, 2022	December 31, 2021

Accumulated amortization, beginning balance	$694	$526
Additions	223	168
Disposals	(449)	-
Accumulated amortization, ending balance	$468	$694

F-21

Other Unsecured Debts

Our other unsecured debts are detailed below:

			Principal Amount Outstanding as of
Loan	Maturity Date	Interest Rate(1)	December 31, 2022	December 31, 2021
Unsecured Note with Seven Kings Holdings, Inc.	Demand(2)	9.5%	$500	$500
Unsecured Line of Credit from Swanson	July 2022	10.0%	527	159
Unsecured Line of Credit from Builder Finance, Inc.	January 2023	10.0%	750	750
Subordinated Promissory Note	April 2024	10.0%	100	100
Subordinated Promissory Note	August 2022	11.0%	-	200
Subordinated Promissory Note	February 2023	10.0%	600	600
Subordinated Promissory Note	June 2023	10.0%	400	400
Subordinated Promissory Note	March 2024	9.75%	500	-
Subordinated Promissory Note	December 2022	5.0%	-	3
Subordinated Promissory Note	December 2023	11.0%	20	20
Subordinated Promissory Note	February 2024	11.0%	20	20
Subordinated Promissory Note	January 2025	10.0%	15	15
Subordinated Promissory Note	January 2026	8.0%	10	-
Subordinated Promissory Note	November 2023	9.5%	200	200
Subordinated Promissory Note	October 2024	10.0%	700	700
Subordinated Promissory Note	December 2024	10.0%	100	100
Subordinated Promissory Note	April 2025	10.0%	202	202
Subordinated Promissory Note	July 2023	8.0%	100	100
Subordinated Promissory Note	July 2024	5.0%	-	1,500
Subordinated Promissory Note	September 2023	7.0%	94	94
Subordinated Promissory Note	October 2023	7.0%	100	100
Subordinated Promissory Note	December 2025	8.0%	180	180
Senior Subordinated Promissory Note	March 2026(3)	8.0%	375	334
Senior Subordinated Promissory Note	August 2026	8.0%	290	-
Senior Subordinated Promissory Note	July 2026(4)	1.0%	740	-
Senior Subordinated Promissory Note	July 2026(4)	20.0%	460	-
Senior Subordinated Promissory Note	October 2024(4)	1.0%	720	720
Junior Subordinated Promissory Note	October 2024(4)	20.0%	447	447

Senior Subordinated Promissory Note	April 2024	10.0%	750	-
			$8,900	$7,444

(1)	Interest rate per annum, based upon actual days outstanding and a 365/366-day year.

(2)	Due six months after lender gives notice.

(3)	Lender may require us to repay $20 of principal and all unpaid interest with 10 days’ notice.

(4)	These notes were issued to the same holder and, when calculated together, yield a blended rate of 11% per annum.

During February 2021, we borrowed approximately $361 pursuant to the Paycheck Protection Program (“PPP”), created under the Coronavirus Aid, Relief, and Economic Security Act, or CARES Act. The PPP is intended to provide loans to qualified businesses to cover payroll and certain other identified costs. Funds from the loan may only be used for certain purposes, including payroll, benefits, rent, and utilities. All or a portion of the loan may be forgivable, as provided by the terms of the PPP.

In August 2021, the full principal amount of the PPP loan or $361 and the accrued interest were forgiven by the U.S. Small Business Administration.

F-22

During April 2020, the Company received a grant under the Economic Injury Disaster Loan Emergency Advance (the “EIDL Advance”) of $10 which was used for payroll and other certain operating expenses.

In February 2021, the full EIDL Advance of $10 and accrued interest were forgiven by the U.S. Small Business Administration.

8. Redeemable Preferred Equity

Series C cumulative preferred units (“Series C Preferred Units”) are redeemable by the Company at any time, upon a change of control or liquidation, or by the investor any time after 6 years from the initial date of purchase. The Series C Preferred Units have a fixed value which is their purchase price and preferred liquidation and distribution rights. Yearly distributions of 12% of the Series C Preferred Units’ value (provided profits are available) will be made on a quarterly basis. This rate may increase if any interest rate on our public Notes offering rises above 12%. Dividends may be reinvested monthly into additional Series C Preferred Units. The Series C Preferred Units have the same preferential rights as the Series B Preferred Units as more fully described in the following note.

Roll forward of redeemable preferred equity:

	December 31, 2022	December 31, 2021

Beginning balance	$5,014	$3,582
Additions from new investment	200	1,000
Distributions	(131)	(101)
Additions from reinvestment	642	533

Ending balance	$5,725	$5,014

The following table shows the earliest redemption options for investors in Series C Preferred Units as of December 31, 2022:

Year Maturing	Total Amount Redeemable

2024	$3,603
2025	453
2026	309
2027	1,154
2028	206

Total	$5,725

See Note 14, Subsequent Events.

9. Members’ Capital

As of December 31, 2022, there were two classes of equity units outstanding that the Company classifies as Members’ Capital: Class A common units (“Class A Common Units”) and Series B cumulative preferred units (“Series B Preferred Units”).

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As of December 31, 2022, the Class A Common Units are held by eight members, all of whom have no personal liability. All Class A common members have voting rights in proportion to their capital account. There were 2,629 Class A Common Units outstanding at both December 31, 2022 and 2021.

The Series B Preferred Units were issued to the Hoskins Group through a reduction in a loan issued by the Hoskins Group to the Company. In December 2015, the Hoskins Group agreed to purchase 0.1 Series B Preferred Units for $10 at each closing of a lot to a third party in the Hamlets and Tuscany subdivision. As of December 31, 2022, and 2021, the Hoskins Group owns a total of 19.0 and 17.2 Series B Preferred Units, respectively, which were issued for a total of $1,900 and $1,720, respectively.

Both the Series B Preferred Units and the Series C Preferred Units have the same basic preferential status as compared to the Class A Common Units, and are pari passu with each other. Both Preferred Unit types include a liquidation preference and a dividend preference, as well as a 12-month recovery period for a shortfall in earnings.

See Note 14, Subsequent Events.

There are two additional authorized unit classes: Class A preferred units and Class B profit units. Once Class B profit units are issued, the existing Class A common units will become Class A preferred units. Class A Preferred units will receive preferred treatment in terms of distributions and liquidation proceeds.

10. Related Party Transactions

The Company has two loan agreements with Daniel M. Wallach, our CEO, and his wife, pursuant to which they provide the Company with the Wallach LOC and the Wallach Trust LOC. The agreements lay out the terms under which those members can lend money to us, providing that we desire the funds and the members wish to lend. The interest rate on both the Wallach LOC and the Wallach Trust LOC generally equals prime plus 3%, as more fully described in Note 7.

The Company has a loan agreement with William Myrick, our EVP (the “Myrick LOC Agreement”), pursuant to which Mr. Myrick provides us with the Myrick LOC. The Myrick LOC Agreement lays out the terms under which Mr. Myrick can lend money to us, providing that we desire the funds and Mr. Myrick wish to lend. The rate on the Myrick LOC generally equals prime plus 3%, as more fully described in Note 7.

Two of our managers each own 1% of our Class A common units. Barbara L. Harshman, our EVP of Operations, owns 2% of our Class A common units. Mr. Myrick owns 15.3% of our Class A common units.

Mr. Wallach and his wife’s parents own 18.05 and 1.64 of our Series C Preferred Units, respectively. One of our managers, Gregory L. Sheldon, owns 6.31 of our Series C Preferred Units.

The Company has a Senior Subordinated Promissory Note with the parents of Mr. Wallach for $375. The interest rate on the promissory note is 10% and the lender may require us to repay $20 of principal and all unpaid interest with 10 days’ notice, as more fully described in Note 7.

A son of one of our Managers is a minor participant in the Shuman LOC, which is more fully described in Note 7. In addition, Mr. Summers’ son is a lender to the Company pursuant to a New LOC Agreement, with principal not to exceed $2,000.

During 2021, Mr. Myrick purchased two loans from the Company for approximately $141 and both loans were serviced by the company as of December 31, 2021. One loan paid off during 2022 and the second loan was serviced by the Company as of December 31, 2022. In addition, during 2022, Mr. Myrick purchased one loan for approximately $24 after which was sold to Mr. Wallach and as of December 31, 2022 this loan was serviced by the Company.

During 2021, one of our managers purchased one loans from the Company for $405. The loan paid off during 2022 and the proceeds were used to purchase another loan for $417. The loan was serviced by the company as of December 31, 2022.

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The Hoskins Group has a preferred equity interest in the Company. In addition, the Company has issued Series B Preferred Units to the Hoskins Group, as more fully described in Note 9 – Members’ Capital.

The Company has accepted investments under the Notes Program from employees, managers, members, and relatives of managers and members, with $3,600 outstanding at December 31, 2022. For the years ended December 31, 2022 and 2021 our investments from affiliates which exceed $120 through our Notes Program and other unsecured debt are detailed below:

	Relationship to	Amount invested as of		Weighted average interest rate as of	Interest earned during the year ended
	Shepherd’s	December 31,		December 31,	December 31,
Investor	Finance	2022	2021	2022	2022	2021
Eric A. Rauscher	Independent Manager	$475	$475	10.00%	$48	$36

Capture HD Inc., Defined Benefit Plan & Trust	Sponsor is Brother of Employee	–	1,000	–%	–	149

David Wallach Living Trust	Father of Member	366	571	7.35%	66	58

Gregory L. Sheldon	Independent Manager	598	577	8.39%	41	59

Joseph Rauscher	Parent of Independent Manager	144	195	7.00%	7	21

Kenneth Summers	Independent Manager	208	100	6.00%	4	1

Schultz Family Revocable Living Trust	Trustee is Mother -in-Law of Member	178	148	8.39%	13	15

Kimberly Bedford	Employee	314	148	8.01%	14	16

Lamar Sheldon	Parent of Independent Manager	253	253	9.03%	23	23

Rose Stokes	Employee	200	-	7.63%	6	–

Scott Summers	Son of Independent Manager	500	–	6.00%	10	–

Wallach Educational Trust	Member	162	88	11.00%	11	12

See Note 14, Subsequent Events, to our consolidated financial statements, for information regarding the redemption of our Series B Preferred Units, redemption of our Series C Preferred Units, and issuances of additional Class A common units subsequent to December 31, 2022.

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11. Commitments and Contingencies

In the normal course of business there may be outstanding commitments to extend credit that are not included in the consolidated financial statements. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon and some of the funding may come from the earlier repayment of the same loan (in the case of revolving lines), the total commitment amounts do not necessarily represent future cash requirements. The financial instruments involve, to varying degrees, elements of credit and interest rate risk in excess of amounts recognized in the consolidated financial statements. The Company evaluates each customer’s creditworthiness on a case-by-case basis. Unfunded commitments to extend credit, which have similar collateral, credit risk and market risk to our outstanding loans, were $19,730 and $22,902 at December 31, 2022 and 2021, respectively.

12. Selected Quarterly Condensed Consolidated Financial Data (Unaudited)

Summarized unaudited quarterly condensed consolidated financial data for the quarters of 2022 and 2021 are as follows:

	Quarter 4	Quarter 3	Quarter 2	Quarter 1	Quarter 4	Quarter 3	Quarter 2	Quarter 1
	2022	2022	2022	2022	2021	2021	2021	2021

Net interest income	$1,280	$1,455	$1,267	$1,112	$958	$830	$625	$411
Loan loss provision	451	271	134	74	246	83	45	214
Net interest income after loan loss provision	829	1,184	1,133	1,038	712	747	580	197
Gain on sale of foreclosed assets	–	–	101	–	1	64	13	88
Gain on foreclosure of assets	–	–	–	–	67	–	–	–
Dividend and other income	216	–	–	–	–	–	–	–
Gain on extinguishment of debt	–	–	–	–	–	361	–	10
SG&A expense	670	603	713	697	415	483	438	537
Depreciation and amortization	20	12	12	12	12	12	13	16
Loss on sale of foreclosed assets	–	–	–	–	23	–	51	18
Loss on foreclosure of assets	–	–	–	–	47	–	–	–
Impairment on foreclosed assets	(33)	35	–	–	–	–	–	10
Net income (loss)	$388	534	509	329	$283	$677	$91	$(286)

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13. Non-Interest Expense Detail

The following table displays our selling, general and administrative expenses for the years ended December 31, 2022 and 2021:

	2022	2021
Selling, general and administrative expenses
Legal and accounting	$244	$166
Salaries and related expenses	1,611	819
Board related expenses	103	99
Advertising	134	65
Rent and utilities	74	53
Loan and foreclosed asset expenses	163	348
Travel	167	154
Other	187	169
Total SG&A	$2,683	$1,873

14. Subsequent Events

Management of the Company has evaluated subsequent events through March 15, 2023, the date these consolidated financial statements were issued.

On March 6, 2023, we redeemed 100% of our ownership of Series A Preferred Units in Benjamin Marcus Homes, LLC, and converted the proceeds of $562 to debt under the development line of credit with the Hoskins Group.

On March 3, 2023, we redeemed 100% of the outstanding Series B Preferred Units, constituting 19.0 units, at a redemption price of $1,900. In addition, we redeemed 11.78 of the Series C Preferred Units held by our CEO and his wife, at a redemption price of $1,178.

Also, on March 6, 2023, we issued a total of 17.371.0 Class A Common Units to the existing holders of Class A Common Units as a result of additional investments totaling $1,460.

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